                                              FILED PURSUANT TO RULE 424(B)4
                                                REGISTRATION NO. 333-11805

                                                     2,000,000 SHARES

                                                          [LOGO]

                                                       COMMON STOCK

    The 2,000,000 shares of Common Stock offered hereby are being sold by Evergreen Resources, Inc. ("Evergreen" or the "Company"). The Company's Common Stock is listed on the Nasdaq National Market under the symbol "EVER." On October 18, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market System was $6.125.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              PRICE TO       UNDERWRITING      PROCEEDS TO
                                               PUBLIC        DISCOUNT (1)      COMPANY (2)
Per Share................................       $5.75            $0.46            $5.29
Total (3)................................    $11,500,000       $920,000        $10,580,000

(1) The Company has agreed to reimburse Paulson Investment Company, Inc., for accountable expenses incurred by it in connection with this offering in an amount not to exceed $75,000. The Company has also agreed to issue to Paulson Investment Company, Inc. and Capital West Securities, Inc., the representatives of the several Underwriters (the "Representatives") warrants to purchase up to 200,000 shares of Common Stock for $6.90 per share and to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $275,000 (including the accountable expenses referenced in Note 1, above).

(3) Assumes no exercise of the Underwriters' option to purchase up to 300,000 additional shares of Common Stock to cover over-allotments. See "Underwriting." If all such shares are purchased, the total Price to Public will be $13,225,000, the total Underwriting Commissions will be $1,058,000 and the total Proceeds to the Company will be $12,167,000.

    The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing such shares of the Common Stock will be made against payment therefor on or about October 28, 1996.

Paulson Investment Company, Inc.

                                                   Capital West Securities, Inc.

                The date of this Prospectus is October 22, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" OR "EVERGREEN" MEANS EVERGREEN RESOURCES, INC. AND ITS SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE. UNLESS OTHERWISE INDICATED,
(I) INFORMATION INCLUDED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION OR OF ANY OTHER OPTIONS OR WARRANTS DESCRIBED HEREIN AS OUTSTANDING AND NO CONVERSION OF PREFERRED STOCK; AND (II) ALL HISTORICAL INFORMATION RELATING TO NET ACREAGE, NET WELLS AND RESERVES GIVES RETROACTIVE PRO-FORMA EFFECT TO THE ACQUISITION BY THE COMPANY ON AUGUST 14, 1996, EFFECTIVE AUGUST 1, 1996, OF THE LP INTERESTS OF ENERGY INVESTORS FUND, LP AND ENERGY INVESTORS FUND II, LP IN PBI FUELS, LP AND THE MERGER WITH POWERBRIDGE, INC., (ALL COLLECTIVELY REFERRED TO AS "PBI") WHOSE ASSETS CONSISTED OF PERCENTAGE INTERESTS IN CERTAIN OF THE COMPANY'S RATON BASIN GAS WELLS, ACREAGE AND RELATED GAS GATHERING AND MARKETING FACILITIES. CERTAIN TERMS USED HEREIN RELATING TO THE OIL AND GAS INDUSTRY ARE DEFINED IN "CERTAIN DEFINITIONS" INCLUDED ON PAGE 44 OF THIS PROSPECTUS.

                                  THE COMPANY

    Evergreen Resources, Inc. explores for and acquires, develops, produces and sells oil and gas. Evergreen is currently developing coalbed methane properties located on over 120,000 acres in the Raton Basin of southern Colorado. As of the date of this prospectus, Evergreen has completed 42 gas wells in its Raton Basin property. An additional 12 wells are being drilled. These additional wells are expected to be completed and placed into production in January 1997. One of the new wells is located at some distance from the other drilled wells and will be produced when the area in which it is located is developed. Evergreen believes that its Raton Basin properties will ultimately support over 500 wells which Evergreen expects to develop over the next 10 years. Evergreen also retains an interest in and operates properties in the San Juan Basin of northwest New Mexico. Evergreen operates all of its own producing properties and also acts as operator on a contract basis for properties owned by others.

    Effective August 1, 1996, Evergreen purchased the interests of PBI and its affiliates in the Raton Basin. The Company issued to PBI and its affiliates 1,162,266 restricted shares of Evergreen Common Stock and assumed $3.6 million of long term debt owed by the PBI affiliates to Hibernia National Bank. In return Evergreen received approximately 37.5 BCF of proved gas reserves (PBI's interest in existing proved reserves in the Raton Basin), PBI's 25% working interest in all Raton Basin leases, and PBI's 50% interest in the Primero Gas Marketing Company. With the completion of this acquisition Evergreen owns a 100% working interest in its Raton Basin properties. See "Business Properties -- PBI Agreements."

    During the last ten years, new drilling, completion and production techniques have led to the establishment of substantial new reserves of coalbed methane gas in the United States. Coal is formed from plant remains accumulated in a swampy environment and subsequently buried deeply between sands and other sediments. Coals typically contain significant quantities of methane, the primary constituent of natural gas, which is generated in the coal-forming process. This gas is adsorbed onto the coal surfaces and can be liberated by reducing the pressure in the coal. Drilling wells into the coal and removing gas and water from the coal reduces the pressure and liberates the gas.

    All of Evergreen's producing Raton Basin wells have been drilled to exploit the Vermejo coal beds located at a depth of between 500 and 1,800 feet. With the exception of the ten wells being completed and the one well awaiting a pipeline hook-up as described above, all of the wells drilled to the Vermejo coal beds have been completed and are producing. Evergreen believes that the shallower Raton coal beds, located at a depth of between 250 and 1,500 feet, can also be exploited. As a preliminary, exploratory project, Evergreen has drilled three Raton coal wells, two of which are currently pump testing and selling gas and the third of which is awaiting further evaluation. Both the Vermejo and Raton coal beds were formed approximately 65 million years ago in the Late Cretaceous -- Early Tertiary Period, in coastal and deltaic swamp environments.

    Since the formation of the coal beds, the entire area has been deformed and fractured by mountain-building forces and has been intruded by hot liquid rock (magma). The Company believes this history of heating and deformation makes the Raton Basin coals superior producers of coalbed methane.

    Coalbed methane wells tend to produce gas at moderate rates but over a substantial period of time (typically 30 to 40 years). Well productivity depends primarily on the permeability of the coal seam and the effective use of drilling, completion, production, and maintenance techniques designed to maximize gas flow into the wellbore. Frequently, water within the coal seams must be produced for several months or years before the trapped natural gas will flow at maximum rates. Evergreen believes that, in the 6 years that it has been developing coalbed methane gas wells, it has developed various techniques that will enhance its ability to generate economic production from such wells. The coals are somewhat variable, with individual coal seams ranging from 1 to 12 feet in thickness, separated by layers of sandstone, shale and siltstone. Typically, the Company's wells are completed to produce gas from intervals containing five to fifteen individual coal seams. See "Business and Properties -- Coalbed Methane Geology."

    Evergreen management believes that the Company's Raton Basin Project is worthy of full scale development for these reasons:

    - DRILLING RESULTS ON TARGET -- The first 42 producing wells now exceed 10.8 million cubic feet of combined gross daily gas production -- in line with Evergreen's forecasts.

    - LOW FINDING AND DEVELOPMENT COSTS -- Wells drilled, completed and hooked-up for gas sales to date in the Raton Basin have average reserves estimated at 1.8 BCF of gas at a cost per well of approximately $300,000, implying a finding and development cost of $0.17 per MCF.

    - LOW LIFTING COSTS -- Lifting costs were approximately $0.33 per MCF in the quarter ended June 30, 1996. Although some additional economies of scale may be achievable, lifting costs should decline modestly in the future as more wells are developed.

    - LARGE ACREAGE POSITION -- Evergreen has over 120,000 gross acres under lease in the Raton Basin. This acreage will support a multi-year development project of over 500 wells.

    - IMPROVED GAS PRICES -- Recent higher gas volumes have permitted access to new gas markets resulting in significantly improved gas prices than were obtained in the Summer of 1995. (See discussion of the CIG Agreement below and "Business and Properties -- Material Agreements.")

    Evergreen has recently entered into an agreement with Colorado Interstate Gas Pipeline ("CIG") which entitles it to firm transportation of its Raton Basin gas between the field and the interconnection between CIG's pipelines and other interstate pipelines in Texas. The Company has committed to transport at least ten million cubic feet per day through CIG's pipelines commencing on or about November 1, 1996 and may increase its volumes to as much as 25 million cubic feet per day from the Raton Basin. Evergreen believes that the CIG agreement will expand the range of customers to which it can market its gas and will result in Evergreen realizing higher gas sales prices. See "Business and Properties -- Gas Marketing."

    Historically, Evergreen had been a producer of oil and gas from a variety of different areas of the United States. In 1994, Evergreen decided to concentrate on gas production in the Raton Basin and began divesting most of its other producing assets. All of Evergreen's producing properties are now located in the Raton and San Juan Basins and consist exclusively of gas wells. Primarily as a result of this decision, production and service revenues declined from a high of $3,310,000 in fiscal 1994 to $2,172,000 in fiscal 1996 but have been increasing since the 3rd quarter of fiscal 1996 as additional Raton Basin wells have been completed. Production and service revenues were $717,200 in the quarter ended June 30, 1996, as compared to $469,700 in the comparable quarter of the prior year, reflecting the completion of 22 additional Raton Basin wells during the last twelve months.

    While Evergreen has been developing coalbed methane resources in the Raton Basin, it has sold its producing coalbed methane wells in the San Juan Basin. Higher royalties and operating costs as well as lower production rates per well made Evergreen's San Juan Basin wells much less economical than the Raton Basin wells. Though Evergreen's producing San Juan Basin wells have been sold, Evergreen retains a stream of payments in respect of future production. In connection with the San Juan Basin wells, Evergreen remains subject to a 1992 agreement for connection of the wells to the El Paso Field Services ("El Paso") pipeline in the area. The agreement requires Evergreen to transport an average of 11,000 MMBtu of gas per day through the El Paso pipeline for a period of 5 years. Evergreen has not been able to meet the volume obligation with production from the San Juan Basin and expects to incur additional shortfall payment obligations through 1997. Through June 30, 1996, the amount of the shortfall liability is $1,831,000 and Evergreen expects the total liability to reach approximately $3.0 million. Evergreen is currently in discussions concerning alternative resolutions of the shortfall, including a possible purchase of a portion of the pipeline system. See "Business and Properties -- El Paso Agreement."

    Changes to proved reserves reflect the divestiture of Evergreen's properties outside the Raton and San Juan basins and their replacement with Raton Basin wells. Proved gas reserves increased from 51.6 billion cubic feet at the end of fiscal 1994 to 128 BCF as of August 1, 1996. Proved oil reserves declined from 1,643,073 Bbls to 0 on August 1, 1996. Evergreen expects that proved gas reserves will continue to increase as additional Raton Basin wells are drilled and completed.

    Evergreen is the licensee under seven onshore United Kingdom hydrocarbon exploration licenses for the development of coalbed methane gas and conventional hydrocarbons. The licenses cover substantially all of six coal-bearing basins located in England. The U.K. has recently passed legislation revising the licensing scheme for mineral properties. Evergreen is negotiating to convert its licenses to the new form of licenses, which will allow exploration, development and production. The term of the new licenses will be 30 years, though there will likely be requirements to release portions of the licensed lands periodically as they are explored and determined not to be sufficiently attractive for further development. Over 400,000 acres of the properties covered by the licenses ("U.K. Properties") are currently considered prospective specifically for coalbed methane.

    Evergreen has preliminarily evaluated the U.K. Properties by reviewing existing geological and geophysical data, by conducting limited seismic testing and by drilling three test wells, none of which has produced gas in economic quantities. Approximately $7.5 million has been expended over 5 years in acquiring and evaluating the U.K. Properties. Evergreen is unable to assess the ultimate value, if any, of the U.K. Properties. Successful exploitation of the U.K. Properties will depend on various factors, including the physical characteristics of coal on the properties, drilling, completion and production costs in the local area (which are considerably higher than comparable production costs in the Raton Basin) and local gas prices, none of which can be accurately predicted. Successful exploitation of the U.K. Properties may require techniques different from those that Evergreen is successfully employing in the Raton Basin. Accordingly, the successful exploitation of the U.K. Properties must be viewed as speculative. Evergreen does not expect to use any of the proceeds from this offering to develop the U.K. Properties and will require additional capital to fund any such development. See "Use of Proceeds" and "Business and Properties -- Other Activities."

    Evergreen also continues to investigate potential opportunities to develop or participate in the development of other oil and gas properties throughout the world and may expand the scope of its activities to accommodate one or more such opportunities. It is likely that any significant expenditure required of Evergreen in connection with any such opportunity would require additional capital.

    Evergreen Resources, Inc. is incorporated in Colorado and its corporate offices are located at 1000 Writer Square, 1512 Larimer Street, Denver, Colorado 80202. Its telephone number at that address is (303) 534-0400.

                                  THE OFFERING

Common Stock offered            2,000,000 shares

Common Stock to be outstanding 9,102,002 shares after the offering (1)(2)

Use of proceeds                 Development of the Company's acreage in the Raton Basin;
                                reduction of borrowings and general working capital. See
                                "Use of Proceeds."

NASDAQ National Market Symbol   "EVER"

------------------------

(1) Does not include 497,800 shares of Common Stock issuable upon exercise of options and warrants outstanding as of October 21, 1996, and 1,132,075 shares of Common Stock issuable upon conversion of outstanding Preferred Stock. See "Management -- Executive Compensation" and "Description of Securities."

(2) Includes 1,162,266 shares issued in the PBI transaction and 40,000 shares issued subsequent to June 30, 1996.

                    SUMMARY GAS AND OIL RESERVE INFORMATION

    The following table sets forth summary information with respect to the Company's estimated net proved gas and oil reserves and the discounted present value of the estimated future net revenues therefrom as of August 1, 1996. For additional information relating to the Company's gas and oil reserves, see "Business and Properties", "-- Production", "-- Reserves", the Supplemental Gas and Oil Information included after the Consolidated Financial Statements and "Risk Factors -- Engineers' Estimates of Reserves and Future Net Revenues" included elsewhere in this Prospectus. The Company's reserve report as of August 1, 1996 was prepared by Resource Services International, Inc., an independent reservoir engineering firm and reflects the PBI acquisition.

                                                                    AS OF AUGUST 1, 1996
                                                          -----------------------------------------
                                                            DEVELOPED      UNDEVELOPED      TOTAL
ESTIMATED PROVED RESERVES
Gas (BCF)                                                        75.3            52.7         128.0
  Total (BCFE)
Present Value of Estimated Future Net Revenues before
 income taxes discounted at 10% (millions)                  $    35.2       $    16.0     $    51.2

    The Present Value of Estimated Future Net Revenues is based on a weighted average price of $1.52 per MCF of gas realized by the Company at August 1, 1996.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth the summary historical consolidated financial data of Evergreen for each period indicated. The historical financial data of Evergreen for the three-year period ended March 31, 1996, have been derived from Evergreen's audited consolidated financial statements. The historical financial data for the three months ended June 30, 1996 and 1995 are derived from unaudited financial statements of the Company. Production data for all periods are unaudited. The summary consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, notes thereto and other information included elsewhere in this Prospectus and the documents incorporated herein by reference. The pro forma financial data set forth below reflect the acquisition by the Company of Powerbridge, Inc. and certain affiliated interests and has been derived from the unaudited pro forma consolidated financial statements included elsewhere herein. See "Evergreen Resources, Inc. and Subsidiaries Pro Forma Consolidated Financial Statements (unaudited)."

                                   THREE MONTHS ENDED JUNE 30,              FISCAL YEARS ENDED MARCH 31,
                                ---------------------------------  ----------------------------------------------
                                 PRO FORMA                           PRO FORMA
                                   1996        1996       1995         1996         1996       1995       1994
                                                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS
                                                      AND PRODUCTION AND SALES PRICE DATA)
STATEMENT OF OPERATIONS DATA
Revenues                         $   1,073   $     779  $     508    $   3,210    $   2,935  $   3,351  $   4,342
Depreciation, depletion and
 amortization                          281         202        167          685          590        709        660
Interest expense                       105           9          9          214           37         30         --
Net income (loss) attributable
 to common stock                       (61)        (90)      (439)        (895)        (607)      (705)        44
Net income (loss) per common
 share (1)                           (0.01)      (0.02)     (0.08)       (0.13)       (0.10)     (0.13)      0.01
BALANCE SHEET DATA
Working capital                      1,030       1,017        694                     2,479      1,857      3,206
Total assets                        57,069      44,555     39,244                    44,172     39,140     32,880
Preferred stock                      7,500       7,500      3,750                     7,500      3,750         --
Long-term debt                       4,413         409         --                        --         --         --
Stockholders' equity                39,223      31,523     31,635                    31,589     32,202     30,413
PRODUCTION DATA
Production
  Gas (MMCF)                           600         394        208        1,267          941        782        638
  Oil and condensate (Mbbls)            --          --          2           10           10         37         58
Average sales price
  Gas ($/MCF)                    $    1.39   $    1.33  $    1.18    $    1.23    $    1.28  $    1.70  $    2.15
  Oil and condensate ($/Bbl)            --          --      19.62        18.40        18.40      15.96      14.50
Average production cost per
 equivalent MCF                       0.35        0.33       0.93         0.77         0.77       1.10       1.21
CASH FLOW STATEMENT DATA
Cash flow from operations                         (542)      (160)                    1,130        408        485
Cash flow from investments                      (1,520)      (863)                   (2,764)    (2,958)      (307)
Cash flow from financing                          (196)       424                     3,329      3,635        242

------------------------
(1) Net income (loss) per common share has been computed by dividing net income
    (loss), after reduction for preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding during each of the periods presented. Options and warrants to purchase stock are included as common stock equivalents when dilutive. In 1994, common stock equivalents of 221,029 shares are included in the weighted average number of common shares outstanding. Common stock equivalents are not included in 1996 and 1995 as their effect is antidilutive.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933. SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THIS SECTION AND UNDER "PROSPECTUS SUMMARY," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES." ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED WHEN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

    VOLATILITY OF OIL AND GAS PRICES. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing market prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess domestic and imported supplies. In addition to market factors, actions of state and local agencies, the United States and foreign governments, and international cartels affect oil and gas prices. All of these factors are beyond the control of the Company. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas and oil. There is no assurance that current price levels can be sustained or that the Company will be able to produce oil or gas on an economic basis in light of prevailing market prices. Any substantial or extended decline in the price of natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity and could reduce both the value and the amount of the Company's oil and gas reserves.

    RECENT LOSSES. The Company was unprofitable in fiscal 1995 and 1996 and experienced a net loss attributable to its Common Stock in the first quarter of its current fiscal year. Although the Company expects profitability to improve as additional Raton Basin wells are completed, there is no assurance that this will occur or that the Company will achieve, or be able to sustain, profitable operations.

    FUTURE CAPITAL REQUIREMENTS. The Company will require additional equity or debt capital, as well as the anticipated cash flow from operation of its developed properties, to fund the full development of the Raton Basin. Any development of other properties, including the Company's United Kingdom properties, is expected to require substantial additional capital. There is no assurance that any required capital will be available or that it will be available on terms acceptable to the Company. Any inability of the Company to fund development of its properties could cause the Company to lose all or portions of such properties through failure to comply with minimum lease or license requirements or could require the Company to farm out or otherwise dispose of or abandon such properties. There is no assurance that the Company could successfully farm out or dispose of any such properties.

    EL PASO AGREEMENT. In August 1992, Evergreen entered into a series of agreements with El Paso Field Services ("El Paso") concerning the connection of Evergreen's San Juan Basin wells to El Paso's non-jurisdictional gathering system. Under the agreements, El Paso paid for construction of a gathering pipeline to a central point in Evergreen's producing area. Evergreen paid for construction of its own gathering system to the wells beyond that point, which was sold to Associated Natural Gas, Inc. in 1993. Evergreen dedicated 90% of its San Juan Basin production to El Paso's gathering line for a period of 10 years following completion of the line and agreed to deliver a minimum of 11,000 MMBtu per day for five years to El Paso's gathering line or pay a shortfall payment of $0.25 per MMBtu. Production from the wells has been substantially less than 11,000 MMBtu per day and Evergreen has accrued a shortfall obligation of $1,831,000 as of June 30, 1996 that may grow to in excess of $3.0 million by the end of the five year period. El Paso is discussing alternate resolutions with Evergreen, including the sale of El Paso's gathering line to Evergreen. However, there is no assurance that an alternative agreement will be reached.

    SPECULATIVE NATURE OF OIL AND GAS EXPLORATION. The business of exploring for and, to a lesser extent, of developing oil and gas properties is an inherently speculative activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information with respect to a potential oil or gas property, it is impossible to determine accurately the ultimate production potential, if any, of a particular property or well. Moreover, the successful completion of an oil or gas well does not ensure a profit on the Company's investment therein. While the portion of the Company's Raton Basin property in which the Company is currently operating appears to present only moderate risk in this regard, the remainder of the Raton Basin property, the Company's United Kingdom properties and any properties in which the Company may invest in the future are or may be largely untested and therefore subject to more substantial risk that they will be uneconomic or marginally economic.

    OPERATING HAZARDS. Oil and gas operations involve a high degree of risk. Natural hazards, such as excessive underground pressures, may cause a costly or dangerous blowout or make further operations on a well financially or physically impractical. Equipment failures, human errors and other factors can result in the substantial impairment or destruction of property, environmental damage and/or human injury. The Company is subject to all the risks inherent in the exploration for, and development of, oil and gas, including blowouts, fires and other casualties. Any such event can result in the exposure of the Company to claims of individuals or governmental agencies or to the loss or impairment of the value of its properties, or both. The Company maintains insurance coverage as is customary for entities of a similar size engaged in similar operations, but losses can occur from uninsurable risks or in amounts in excess of existing insurance coverage.

    UNCERTAINTY OF ESTIMATED RESERVES. This Prospectus contains estimates of reserves and future net revenues which have been prepared by independent petroleum engineers. However, petroleum engineering is not an exact science and involves estimates based on many variable and uncertain factors. Estimates of reserves and future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the engineers' estimates. The Company's reserve values remain sensitive to gas prices in the current environment of fluctuating commodities prices.

    REGULATION. The oil and gas industry is extensively regulated by federal, state and local authorities. Legislation and regulation affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Substantial penalties may be assessed for noncompliance with various applicable statutes and regulations, and the overall regulatory burden on the industry increases its cost of doing business and, in turn, decreases its profitability.

    State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

    ENVIRONMENTAL CONSIDERATIONS. Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the operations and costs of the Company. For example, the Company operates under permits issued by the State of Colorado to discharge water provided from its coalbed methane wells. Inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

    LIMITED PROTECTION FOR TECHNOLOGY; DEPENDENCE ON TECHNOLOGY OWNED BY OTHERS. The Company employs operating methods that it believes to be proprietary and of significant value in exploiting coal bed methane resources. In most cases, patent or other intellectual property protection is unavailable for such technology, and the Company relies on non-disclosure agreements and similar processes to protect its technology. The Company's use of independent contractors in most aspects of its drilling and completion operations makes the protection of such technology more difficult. Moreover, the Company relies on the technological knowhow of the independent contractors that it retains in connection with its oil and gas operations. The Company has no long-term agreements with such contractors and there is no assurance that the Company will continue to have access to such knowhow.

    DEPENDANCE ON GATHERING AND TRANSPORTATION FACILITIES. Substantially all of the Company's current production consists of natural gas. The marketability of the Company's gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of gas and oil production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce, gather and transport its natural gas and oil. If market factors were to change materially, the financial impact on the Company could be substantial. The Company is a party to two gas transportation contracts that require the Company to transport minimum volumes. If the Company ships smaller volumes, it may be liable for damages proportional to the shortfall. See "Business and Properties -- Agreements." Under the El Paso agreements, the Company is subject to claims for $1.831 million in shortfall payments through June 30, 1996, which may grow to $3 million by 1998. The Company is exploring ways to resolve the El Paso claims, including the possibility of purchasing the subject pipeline. There is no assurance that the El Paso claims can be resolved without a loss to the Company. The Company expects to meet its volume obligations with respect to the Raton Basin transportation agreement. While the Company believes that its production in the Raton Basin will be more than adequate to meet volume requirements, unforeseen events, including production problems or substantial decreases in the price for natural gas, could cause the Company to ship less than the required volumes, resulting in losses on the transportation contracts.

    COMPETITION. Major oil companies, independent producers, institutional and individual investors and various oil and gas income funds are actively seeking to acquire oil and gas properties throughout the world, as well as the equipment, labor, and materials required to operate such properties. Many of the Company's competitors have financial and technological resources vastly exceeding those available to the Company. Many oil and gas properties are sold in a competitive bidding process in which the Company, if it is making an independent bid, may lack technological information or expertise available to other bidders. There is no assurance that the Company will be successful in acquiring and developing profitable properties in the face of such competition.

    OIL AND GAS LEASES. The Company's right to explore and produce oil and gas from its properties derives from its oil and gas leases with the owners of the properties. There are many versions of oil and gas leases in use. The Company has acquired most of its current leases from other companies who first acquired the leases from the landowners. Oil and gas leases generally call for annual rental payments and the payment of a percentage royalty on the oil and gas produced. Courts in many states have interpreted oil and gas leases to include various implied covenants, including the lessee's implied obligation to develop the lease diligently, to prevent drainage of oil and gas by wells on adjacent land, to seek diligently a market for production, and to operate prudently according to industry standards. Oil and gas leases with similar language may be interpreted quite differently depending on the state in which the property is located. Issues decided differently in two states may not yet have been decided by the courts of a third state, leading to uncertainty as to the proper interpretation. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of typical lease language concerning the costs of production. The Company believes it has followed industry standards in interpreting its oil and gas leases in the states where it operates. However, there can be no assurance that the leases will be free from litigation concerning the proper interpretation of the lease terms. Adverse decisions could result in material costs to the Company or the loss of one or more leases.

    TITLE TO PROPERTIES. As is customary in the oil and gas industry, the Company conducts only a preliminary title examination at the time properties believed to be suitable for drilling operations are acquired. Prior to the commencement of drilling operations, a title examination of the drill site tract is conducted. The Company believes that titles to its leasehold properties are good and defensible in accordance with standards generally acceptable in the oil and gas industry, but there is no assurance that the Company could defend title to its undeveloped properties.

    ACCOUNTING RISKS. The Company reports its operations using the full cost method of accounting for gas and oil properties. Under full cost accounting rules, all productive and non-productive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized. See "Notes to Financial Statements." Under full cost accounting rules, the net capitalized costs of gas and oil properties may not exceed a "ceiling" limit of the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves, and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. Natural gas prices are often volatile, varying substantially from quarter to quarter depending on weather conditions, quantities of gas in storage, and supply variations. Since the "ceiling test" must be applied quarterly, the company may be forced to write down the value of its oil and gas properties during a quarter when gas prices are substantially below present levels. Full cost accounting rules would not allow the Company to increase the value of its oil and gas properties in a subsequent quarter when gas prices improved.

    PREFERRED STOCK. The Board of Directors of Evergreen is authorized, without action by the Shareholders, to issue up to 25,000,000 shares of Preferred Stock from time to time in one or more series. The Board may also fix for each series the number of shares, designation, liquidation and dividend rights, preferences, voting rights, redemption rights and other rights, restrictions and qualifications or sinking fund provisions. As of September 9, 1996, the Company has issued 7,500,000 shares of ten year term 8% Convertible Preferred Stock, $1.00 par value ("the Preferred"). The Company is obligated to pay cumulative annual cash dividends of 8% quarterly on the Preferred. The Preferred is convertible at any time, or from time to time, in whole or in part, at the option of the holders into 1,132,075 shares of Common Stock, at $6.625 per share. All outstanding shares of the Preferred must be redeemed by Evergreen on the tenth anniversary of original issuance at par value, plus accrued dividends. Commencing in December 1999, through December 2003, the Company is required to make annual mandatory redemption payments of $1,250,000 to redeem the Preferred at a rate of 1,250,000 shares per year. No dividends may be paid on the Common Stock unless all accrued dividends and redemption obligations on the Preferred have been paid in full. Liquidation preference for the Preferred Stock is par value plus accrued and unpaid dividends prior to distributions on the Common Stock upon any voluntary or involuntary liquidation, dissolution or winding up of Evergreen. The payment of dividends on the Preferred or mandatory redemption payments could have a material adverse effect on the Company's financial condition. See "Business and Properties -- Agreements."

    The conversion of the outstanding Preferred into Common Stock and any future issuances of Preferred Stock could, under certain circumstances, be dilutive to holders of Common Stock and would result in a reduction in percentage ownership interest in the Company by holders of Common Stock. In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company not approved by the Board of Directors, it would be possible, subject to any limitations imposed by applicable law, the Company's Articles of Incorporation, the terms and conditions of any outstanding class or series of Preferred Stock and the applicable rules of any securities exchanges upon which securities of the Company are at any time listed or of other markets in which securities of the Company are at any time listed, for the Board of Directors to authorize the issuance of one or more series of Preferred Stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of the Company. The issuance of Preferred Stock may have an adverse effect on the rights (including voting rights) of holders of Common Stock. See "Description of Capital Stock."

    POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Of the 7,102,002 shares of Common Stock of the Company outstanding as of the date of this Prospectus, 3,004,500 shares, including 392,400 shares issuable on exercise of immediately exercisable stock purchase warrants, are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. Of these shares, 1,845,630 are currently eligible for sale subject to the volume restrictions set forth under Rule 144. The holders of these shares have agreed not to sell or otherwise dispose publicly of any of their shares of Common Stock for a period of three months from the date of this Prospectus without the written consent of Paulson Investment Company, Inc. However, no prediction can be made as to the effect, if any, the future sale of these or other shares of Common Stock or the availability of such shares for sale pursuant to the provisions of Rule 144 will have on the market price of the Common Stock of the Company prevailing from time to time.

                                 CAPITALIZATION

    The following table sets forth as of June 30, 1996 (i) the actual capitalization of the Company, (ii) the capitalization on a pro forma basis, giving effect to the acquisition of PBI, and (iii) on a pro forma as adjusted basis giving effect to the receipt of the estimated net proceeds to be received by the Company from the sale of the 2,000,000 shares of Common Stock being offered hereby. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                    JUNE 30, 1996
                                                      -----------------------------------------
                                                                   (in thousands) PRO FORMA AS
                                                         ACTUAL       PRO FORMA     ADJUSTED
                                                       (Unaudited)
Long-term debt                                          $     409     $   4,413     $   4,413
                                                      -------------  -----------  -------------
Redeemable preferred stock, $1.00 par value:
  25,000,000 shares authorized, 7,500,000 issued and
    outstanding                                             7,500         7,500         7,500
                                                      -------------  -----------  -------------
Shareholders' equity:
  Common Stock, no par value, 50,000,000 shares
    authorized; 5,899,736 issued and outstanding,
    and 7,102,002 issued and outstanding pro forma
    and 9,102,002 issued and outstanding pro forma
    as adjusted                                                59            71            91
  Additional paid-in capital                               41,822        49,510        59,795
  Foreign currency adjustment                                (394)         (394)         (394)
  Retained earnings (deficit)                              (9,964)       (9,964)       (9,964)
                                                      -------------  -----------  -------------
    Total shareholders' equity                             31,523        39,223        49,528
                                                      -------------  -----------  -------------
Total capitalization                                    $  39,432     $  51,136     $  61,441
                                                      -------------  -----------  -------------
                                                      -------------  -----------  -------------

                                    DILUTION

    The net tangible book value of Evergreen as of June 30, 1996 was $31,177,000 or $5.28 per share of Common Stock. After giving effect to the PBI acquisition as of August 1, 1996, the pro forma net tangible book value of Evergreen as of June 30, 1996 was $38,824,000 or $5.47 per share. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby (after deducting the underwriting discount and estimated other offering expenses payable by the Company in connection therewith), the pro forma net tangible book value as adjusted of the Company at June 30, 1996, would have been approximately $49,129,000 or $5.40 per share. This represents an immediate decrease in net pro forma tangible book value of $0.07 per share to existing shareholders and a $0.35 per share (6%) dilution to new investors. Dilution is determined by subtracting (i) pro forma net tangible book value per share after the offering from (ii) the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates this per share dilution:

Initial public offering price per share                                           $    5.75
  Net tangible book value at June 30, 1996                             $    5.28
  Increase in net tangible book value from the acquisition of PBI           0.19
                                                                       ---------
  Pro forma net tangible book value after acquisition of PBI                5.47
  Decrease in net tangible book value per share attributable to
    existing shareholders                                                  (0.07)
                                                                       ---------
  Pro forma net tangible book value after this offering (1)                            5.40
                                                                                  ---------
Dilution of net tangible book value per share of Common Stock to new
 investors                                                                        $    0.35(1)
                                                                                  ---------
                                                                                  ---------

------------------------

(1) The above table assumes no conversion of Preferred Stock or exercise of outstanding options or warrants.

   Assuming the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after the offering would be $5.39 which would result in a dilution to new investors of $0.36 per share.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be approximately $10,305,000 ($11,892,000 if the Underwriters' over-allotment option is exercised in full).

    The Company expects to use substantially all of the net proceeds for development of the Raton Basin Project. Such development includes the drilling and completion of 30-40 new wells and upgrading and expansion of existing gathering and compression facilities. For cash management purposes the Company may initially apply a portion of the proceeds to reduce the outstanding balance on its revolving credit line.

    Based on current and forecast drilling and operating costs in the Raton Basin and current gas prices, the Company believes that, if an additional 30-40 wells are successfully drilled and completed in the Raton Basin, cash flow from Raton Basin operations and available bank borrowing facilities will be sufficient to support the Company's planned further development plans for the Raton Basin. However, a variety of factors, over many of which the Company has no control, could cause the Company's costs to be higher or its revenues to be lower than currently estimated. See "Risk Factors -- Other Industry and Business Risks." The Company does not expect that the proceeds from this offering will be sufficient to fund significant development costs related to other projects, including but not limited to the Company's United Kingdom properties. See "Risk Factors -- Need for Additional Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company may elect to use the proceeds from this offering for purposes other than those described above if it determines that such alternative use (not presently contemplated) would be more beneficial to the Company.

    Until funds are needed for the uses referred to above, the net proceeds of this offering will be invested in deposits with banks, investment-grade securities and short-term income-producing investments, including governmental obligations and money market instruments.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EVER." The range of high and low prices for the periods indicated, as reported by Nasdaq, is as follows:

                                                                 HIGH        LOW
Fiscal 1995
  First Quarter                                                $    8.75  $    6.50
  Second Quarter                                                    8.25       6.50
  Third Quarter                                                     8.25       5.25
  Fourth Quarter                                                    6.00       4.00
Fiscal 1996
  First Quarter                                                $    5.75  $    4.25
  Second Quarter                                                    5.50       4.00
  Third Quarter                                                     5.37       3.50
  Fourth Quarter                                                    6.16       5.00
Fiscal 1997
  First Quarter                                                $    7.25  $    5.75
  Second Quarter                                                    7.22       5.75
  Third Quarter through October 18, 1996                            6.28       5.88

    On October 18, 1996, the closing sale price for the common stock as reported by Nasdaq was $6.125 per share.

    At October 18, 1996, there were approximately 4,000 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

    Subject to the preferential rights of the Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. The Company has not paid any cash dividends since its inception. The Company anticipates that future earnings will be retained for the development of its business and that no cash dividends will be declared in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected data presented below for each of the years in the three-year period ended March 31, 1996 are derived from the consolidated financial statements of the Company, which financial statements have been audited by BDO Seidman, LLP, Certified Public Accountants. The selected data presented below for the three month periods ended June 30, 1996 and 1995 are derived from the Company's unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. This information should be read in conjunction with the "Consolidated Financial Statements" and Notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" included elsewhere in this Prospectus. The selected consolidated financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. The pro forma financial data set forth below reflect the acquisition by the Company of Powerbridge, Inc. and certain affiliated interests and has been derived from the Company's unaudited pro forma consolidated financial statements included elsewhere herein. See "Evergreen Resources, Inc. and Subsidiaries Pro Forma Consolidated Financial Statements (unaudited)."

                                   THREE MONTHS ENDED JUNE 30,                 YEARS ENDED MARCH 31,
                                ---------------------------------  ----------------------------------------------
                                 PRO FORMA                           PRO FORMA
                                   1996        1996       1995         1996         1996       1995       1994
                                                     (in thousands except per share amounts)
INCOME STATEMENT DATA
  Revenues:
    Oil and gas production       $     835   $     526  $     284    $   1,740    $   1,393  $   1,916  $   2,207
    Oil and gas services               172         191        186          701          779        858      1,102
    Other                               66          62         38          769          763        577      1,033
                                -----------  ---------  ---------  -------------  ---------  ---------  ---------
  TOTAL                          $   1,073   $     779  $     508    $   3,210    $   2,935  $   3,351  $   4,342
  Cost of production                   209         132        248          908          656        993      1,041
  Depreciation, depletion and
    amortization                       280         202        167          685          590        709        660
  Gas gathering                         44          44         58          219          219        238        219
  Cost of oil and gas services         197         185        195          767          727        790        929
  General and administrative           149         149        202          819          819        850      1,350
  Interest                             105           9          9          214           37         30         --
  Preferred Dividends                  150         150         75          505          505         94         --
  Net Income (Loss)
    attributable to common
    stock                              (61)        (90)      (439)        (895)        (607)      (705)        44
  Net Income (Loss) per common
    share (1)                        (0.01)      (0.02)     (0.08)       (0.13)       (0.10)     (0.13)      0.01
BALANCE SHEET DATA
  Working capital                    1,030       1,017        694                     2,479      1,857      3,206
  Total assets                      57,069      44,555     39,244                    44,172     39,140     32,880
  Preferred Stock                    7,500       7,500      3,750                     7,500      3,750         --
  Long-term debt                     4,413         409         --                        --         --         --
  Common Stockholders equity        39,223      31,523     31,635                    31,589     32,202     30,413
CASH FLOW STATEMENT DATA
  Cash flow from operations                        542       (160)                    1,130        408        485
  Cash flow from investments                    (1,520)      (863)                   (2,764)    (2,958)      (307)
  Cash flow from financing                         196        424                     3,329      3,635        242

------------------------
(1) Net income (loss) per common share has been computed by dividing net income
    (loss), after reduction for preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding during each of the periods presented. Options and warrants to purchase stock are included as common stock equivalents when dilutive. In 1994, common stock equivalents of 221,029 shares are included in the weighted average number of common shares outstanding. Common stock equivalents are not utilized in 1996 and 1995 as their effect is antidilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO PRESENTED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY FOLLOWS THE FULL-COST METHOD OF ACCOUNTING FOR OIL AND GAS PROPERTIES. SEE "SUMMARY OF ACCOUNTING POLICIES," INCLUDED WITH THE CONSOLIDATED FINANCIAL STATEMENTS, BEGINNING AT PAGE F-12 OF THIS PROSPECTUS.

RECENT DEVELOPMENTS

    On August 14, 1996, Evergreen acquired, effective as of August 1, 1996, approximately 37 BCF of proved natural gas reserves, approximately 24 BCF of which are developed, together with a 25% working interest in 120,000 gross acres and a 50% interest in an associated gas gathering and marketing system. All of these assets are located on Evergreen's present acreage position in the Raton Basin. Evergreen issued 1,162,266 restricted shares of Evergreen Common Stock and assumed $3.6 million of long term bank debt owed to Hibernia National Bank.

    The acquisition of these assets increased Evergreen's interest to 100% in all leases, reserves, production, and associated gathering facilities on the Company's 120,000 gross acres in the Raton Basin.

    At March 31, 1996, Evergreen reported 80 BCF of proved reserves, based on an independent engineering study, which has now been updated. As of August 1, 1996, Evergreen's proved reserves increased to 128 BCF, through the above reported acquisition and other development activity in the Raton Basin. Approximately 59% of these proved reserves are developed. Present value of future net revenues before income taxes discounted at 10% increased from $30 million at March 31, 1996, to $51 million as of August 1, 1996.

    The Company expects to report higher revenues and improved operating results for the quarter ended September 30, 1996 compared to the quarter ended June 30, 1996, as a result of increased gas production from new Raton Basin wells and the PBI acquisition. There can be no assurance, however, that these results will be realized since the Company has not completed financial reports for the quarter ended September 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

    Evergreen currently has a $15.0 million revolving line of credit with Hibernia National Bank of New Orleans with interest at the Bank's prime rate. Advances pursuant to this line of credit are limited to the borrowing base, which is presently $15.0 million. There are no restrictions associated with advances under the line. An annual fee of one half of one percent is paid quarterly for any unused portion of the credit line. The borrowing base is redetermined semi-annually by the bank based upon reserve evaluations of the Company's oil and gas properties. As of October 21, 1996, the amount outstanding under the line of credit was $3,500,000. The Company intends to consolidate the $3.6 million of long term debt assumed in the PBI acquisition into the $15.0 million revolving credit line with Hibernia National Bank.

    The Company anticipates drilling 30 to 40 wells and expanding and upgrading gas gathering facilities during fiscal 1997. Capital requirements for the last 3 quarters of fiscal 1997 are estimated to be approximately $10 million, which includes an increase as a result of the PBI acquisition. The Company believes that cash flow from operations, the availability of funds under its line of credit, and the funds from this offering will be sufficient to fulfill the 1997 development objectives.

    Leases expiring in fiscal 1997 are not material and do not require significant drilling expenditures.

    Cash flows used by operating activities were $542,000 for the three months ended June 30, 1996 as compared to $160,600 in the prior year. The increase in cash used by operating activities is due primarily to the significant increase in drilling activities in the first quarter of fiscal 1997 compared to the same period in fiscal 1996.

    Cash flows used by investing activities were $1,520,400 during the three months ended June 30, 1996 versus $863,200 during the same period in 1995. The increase was primarily due to the continued development of the Raton Basin. During the three month period ended June 30, 1996 the Company completed and placed into production an additional ten wells.

    Cash flows used by financing activities were $195,900 in the first quarter of 1996 as compared to cash flows provided by financing activities of $423,700 in the prior period. The decrease was primarily due to the net change in cash held for future distribution to third party interest owners of $565,000.

    The Company's production from its San Juan basin properties has not met the minimum volume requirements under its transporation agreements with El Paso. See "Risk Factors -- El Paso Agreement" and "Business and Properties -- El Paso Agreement." As of June 30, 1996, the cumulative obligation of the Company to El Paso resulting from this shortfall was $1,831,000. At current rates of production, this liability would increase to over $3 million by the end of the contract term in July 1998. The Company has had discussions with El Paso with respect to various potential arrangements, including the purchase by the Company of El Paso's gathering facilities. El Paso has not attempted to collect the shortfall payments, pending further negotiations with the Company. Accordingly, this obligation has been accounted for as a long term liability. However, there is no assurance that agreement will be reached on any such arrangement. Should El Paso seek to enforce its right to the shortfall payment, which may occur at any time, the amount may be held to be immediately due and payable and may constitute an expense in the quarter in which the payment was requested. If the Company purchases the pipeline, there is no assurance that the Company would be able to recoup its investment through operation of the pipeline.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED JUNE 30, 1996 COMPARED TO THE THREE
  MONTHS ENDED JUNE 30, 1995

    During the three months ended June 30, 1996, Evergreen recorded net income of $60,000 on revenues of $779,000 versus a net loss of $364,500 on revenues of $508,000 for the same period in 1995. After Preferred Stock dividends, the Company reported a net loss of $90,000 or two cents per share of Common Stock in the current quarter versus a net loss of $440,000 or eight cents per common share in the same quarter in the prior year.

    The improved performance in the quarter ended June 30, 1996 is a result of increased production and revenue from the Raton Basin, reduced production (lifting) costs due to the sale of marginal and/or non-strategic properties and reduced overhead costs.

    Production revenues during the three months ended June 30, 1996 were $526,300 versus $283,700 for the same period in 1995, an increase of $242,600 or 86%.

    Natural gas production increased to 394.3 million cubic feet in the quarter ended June 30, 1996, compared to 207.7 million cubic feet during the same period in the prior year. This increase is attributable to substantial growth in Raton Basin production.

    During the quarter ended June 30, 1996, Raton Basin gas production represented over 80% of the Company's total gas production, compared to 30% for the same period in the prior year. At June 30, 1996, there were 31 producing Raton Basin wells compared to 9 producing wells at June 30, 1995.

    Natural gas prices averaged $1.33 per MCF during the three months ended June 30, 1996 versus $1.18 per MCF in the prior year quarter. The Company currently enters into contracts with various purchasers for periods ranging from one to six months.

    The Company has no significant oil reserves, production or revenues.

    Production costs and taxes for the three months ended June 30, 1996 were $131,900 compared to $248,200 for the same period in 1995. This 47% reduction is due to the sale or shutting-in of marginal, non-strategic properties with high lifting costs. Shut-in wells will be returned to production if economically justifiable, or plugged.

    During the Company's last four fiscal years, production (lifting) costs have declined:

                                                  1993       1994       1995       1996
Equivalent MCF lifting cost                     $    1.91  $    1.21  $    1.10  $    0.77

    During the quarter ended June 30, 1996, average lifting cost was $0.33 per equivalent MCF versus $0.93 per equivalent MCF during the same period in 1995.

    The Company anticipates Raton Basin lifting costs to decline further as additional wells are brought into production.

                                                       THREE MONTHS ENDED
                                                            JUNE 30
                                                      --------------------
                                                        1996       1995
GAS
Revenues                                              $ 523,300  $ 245,300
Production (MCF)                                        394,300    207,700
Avg. Price per MCF                                    $    1.33  $    1.18

OIL
Revenues                                              $   3,300  $  38,400
Production (Barrels)                                        141      2,000
Avg. Price per Barrel                                 $   23.06  $   19.62
Production Cost
Per Equivalent MCF                                    $    0.33  $    0.93

    Oil and gas service revenues and cost of oil and gas services are attributable to the Company's wholly-owned subsidiary, Evergreen Operating Corporation ("EOC"), which is primarily responsible for drilling, evaluation and production activities associated with various properties and for negotiating the sales of oil and gas production from the properties. As of August 2, 1996, EOC was serving as Operator for approximately 150 producing wells owned by the Company, unaffiliated and affiliated parties.

    During the three months ended June 30, 1996 oil and gas service revenues and expenses were basically unchanged from the prior year's levels.

    Interest income was $51,600 during the three months ended June 30, 1996 as compared to $23,200 during the three months ended June 30, 1995. The increase in interest is due to an increase in cash from the proceeds of the Preferred Stock and sales of properties.

    Depreciation, depletion and amortization was $201,800 during the three months ended June 30, 1996 as compared to $167,200 in the same period of 1995. The increase is due to the increase in gas production and added gas gathering equipment in the Raton Basin.

    General and administrative expenses were $149,300 during the three months ended June 30, 1996 versus $202,300 during the same period in 1995. The decrease of $53,000 was due to a reduction in personnel and the related salary expense, the consolidation of the corporate offices in Denver and general overhead reductions.

RESULTS OF OPERATIONS -- FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO THE FISCAL
  YEAR ENDED MARCH 31, 1995

    The Company reported a net loss of $606,800 (after preferred stock dividends of $504,600) or $0.10 per share of Common Stock for the year ended March 31, 1996, compared to a net loss of $704,700 (after Preferred Stock dividends of $94,200) or $0.13 per share for the year ended March 31, 1995.

    Production revenues during 1996 were $1,392,700 as compared to $1,916,300 in 1995, a decrease of $523,600 or 27%. The decrease in production revenues is due primarily to lower gas prices and the sale of oil and gas properties. Gas production increased to 941,174 MCF in 1996 from 782,000 MCF in

1995. However, average gas prices decreased approximately $0.41 per MCF to $1.29 per MCF in 1996 as compared to $1.70 during 1995. The decrease in gas prices more than offset the increased production and reduced gas revenues to $1,211,000 in 1996 from $1,331,000 in 1995 for a reduction of $120,000 or 9%. Oil revenues decreased to $178,000 in 1996 versus $584,000 in 1995 for a reduction of $406,000 or 70%. This reduction is due to the sale of substantially all oil properties.

    Cost of production and operations was $875,500 for the year ended March 31, 1996 versus $1,231,700 for the same period in 1995. The decrease in cost of production and operations of $356,200 or 29% is due primarily to the sale or shut-in of uneconomical oil and gas properties with high lifting costs. The average production cost per MCFE was $0.77 in 1996 as compared to $1.10 in 1995. During the year ended March 31, 1996, the lifting costs have continued on a downward trend. As previously noted, the Company has focused its efforts on the Raton Basin and as additional wells are drilled, the Company expects the lifting costs for the Raton Basin to continue to decrease.

    Oil and gas service revenues and cost of oil and gas services are attributable to the Company's wholly-owned subsidiary, EOC, which is primarily responsible for drilling, evaluation and production activities associated with various properties and for negotiating the sales of oil and gas production from the properties. As of March 31, 1996, EOC was serving as operator for approximately 150 producing wells owned by the Company, unaffiliated third parties and affiliated parties.

    Oil and gas service revenues during 1996 were $779,100 versus $858,300 in the same period during 1995. The $79,000 decrease was primarily due to non-recurring special service fees of approximately $201,000, which were offset by increased operating fees of approximately $111,000 in 1996.

    Interest and dividend income was $206,800 during the year ended March 31, 1996 as compared to $116,300 during the year ended March 31, 1995. The increase in interest and dividends of $90,500 is due to an increase in cash from the proceeds of the Preferred Stock offering.

    Other income was $556,200 during the year ended March 31, 1996 versus $460,000 in 1995. In 1996 the Company sold its interest in ANGI Ltd. to an unaffiliated entity for $580,000, which resulted in a gain of $525,000.

    Costs of oil and gas services were $727,100 during the year ended March 31, 1996 as compared to $789,800 during the year ended March 31, 1995. The decrease of $62,700 or 8% was primarily due to a reduction in personnel and related salary expense.

    Depreciation, depletion and amortization was $590,000 during the year ended March 31, 1996 as compared to $709,000 in 1995. While there was no significant change in total production from the prior year, the decrease in depreciation, depletion and amortization is due primarily to the increase in estimated reserves of approximately 30%.

    General and administrative expenses were $819,800 during the year ended March 31, 1996 as compared to $850,100 during the same period in 1995. The decrease of $30,300 was due to general overhead reductions.

RESULTS OF OPERATIONS -- FISCAL YEAR ENDED MARCH 31, 1995 COMPARED TO THE FISCAL
  YEAR ENDED MARCH 31, 1994

    The Company reported a net loss of $704,700 attributable to Common Stock (which includes $94,200 of Preferred Stock dividends) or $0.13 per share of Common Stock for the year ended March 31, 1995, compared to net income of $43,500 or $0.01 per share of Common Stock in 1994.

    Principal factors in the year-to-year earnings decline were lower gas prices, reduced oil production and service revenues, lower interest and other income and Preferred Stock dividends during the year ended March 31, 1995.

    Oil prices averaged $15.96 per barrel during the year ended March 31, 1995 versus $14.50 per barrel during the same period in 1994. Gas prices averaged $1.70 per MCF in 1995 versus $2.15 per MCF in 1994.

    Natural gas production increased 23% during the year ended March 31, 1995, to 782,000 million cubic feet.

    Oil production declined 36% during the year ended March 31, 1995 versus the prior year, principally due to the sale of non-strategic properties.

    Oil and gas service revenues and cost of oil and gas services are attributable to EOC, which is primarily responsible for drilling, evaluation and production activities associated with various properties and for negotiating the sales of oil and gas production from the properties. As of March 31, 1995, EOC was serving as operator for approximately 150 producing wells owned by the Company and also by other unaffiliated third parties.

    Oil and gas service revenues were $244,300 lower in 1995 than 1994, due primarily to non-recurring special service fees received in the prior year.

    Interest and dividend income declined from $238,000 in 1994 to $116,300 in 1995 because of less cash available for investment.

    Other income totaled $459,900 in the fiscal year ended March 31, 1995, principally from a gain on the sale of oil and gas assets of $330,900.

    Oil and gas production costs and taxes for the year ended March 31, 1995 were 6% lower than in the prior fiscal year. On a production equivalent unit basis, costs and taxes declined to $1.10 per MCF equivalent in 1995 from $1.21 in 1994.

    Cost of oil and gas services in 1995 declined by 15% from 1994 primarily because of reduced staffing.

    General and Administrative expenses for the year ended March 31, 1995 were 37% lower than the prior year primarily because of non-recurring legal fees in the prior year and an ongoing overhead reduction program.

    Depreciation, depletion and amortization expenses for 1995 were approximately 7% higher than in 1994, due to increased production.

    Other expenses increased to $351,200 in the fiscal year ended March 31, 1995 from $34,500 in the fiscal year ended March 31, 1994, due primarily to a loss on the sale of marketable securities ($122,100) and a write-down on the valuation of certain non-oil and gas assets ($217,000).

PRO FORMA COMBINED RESULTS OF OPERATIONS

    The Company's pro forma combined operating results reflect the PBI acquisition as if it had occurred at the beginning of each period presented. The pro forma operating results for the 12 months ended March 31, 1996 include the 12 months ended March 31, 1996 for the Company and the 12 months ended December 31, 1995 for PBI. The pro forma operating results for the three months ended June 30, 1996 include the operating results of the Company and PBI for such period. Adjustments to the pro forma combined operating results include changes to reflect the elimination of overhead charges and management fees billed by the Company to PBI; elimination of non Raton Basin related income, reclassification of gas revenue and production expenses related to PBI to conform to the Company's financial statement presentation and to eliminate PBI expenses eliminated as a result of the merger; changes in depletion, depreciation and amortization to reflect the new cost basis of assets acquired; changes to general and administrative expenses to eliminate expenses of PBI as a result of the merger; changes to interest expense to eliminate interest on debt not assumed and adjust interest on bank debt to the Company's borrowing rate. In addition, the weighted average shares outstanding have been adjusted to reflect the acquisition of PBI and the number of shares issued in the offering as of the beginning of the periods presented.

    The pro forma combined results of operations for the 12 months ended March 31, 1996 and June 30, 1996 are not indicative of the future results the Company anticipates as a result of the acquisition. The periods presented for PBI reflect the increase in the number of producing wells in which PBI had a working interest ( from 0 to 26) and increased production from 0 to approximately 2,300 MCF per day at an average sales price of approximately $1.00 per MCF. Also, during the periods presented there were significant start-up costs from PBI's 50% interest in the Primero Gas Marketing Company.

    The Company anticipates that the acquisition of PBI will have a positive impact on future operating results. This is due to PBI's current net production of 2,600 MCF per day at an average gas price of $1.52 per MCF. The Company does not anticipate incurring any significant general and administrative expenses as a result of the acquisition.

INCOME TAXES AND NET OPERATING LOSSES

    As discussed in Note 4 in the accompanying consolidated financial statements, the Company has net operating loss carry forwards for income tax purposes of approximately $12,000,000, certain of which are limited due to stock issuances in 1988 and 1990. At March 31, 1996, the Company established a 100% valuation allowance on the net deferred tax asset arising from the loss carry forwards in excess of the deferred tax liability resulting from depreciation and amortization differences. The valuation allowance was recorded as it was more likely than not that any part of the deferred tax assets would be realized. With improved operating results for the three months ended March 31, 1996 and June 30, 1996, a re-evaluation of the valuation allowance was made. The probability of future taxable income was evaluated based on current projections of future operating results through 1999. While the Company believes that it will continue to improve its profitability, the use of net operating losses may be dependent upon the successful completion of the proposed underwriting and or other potential funding alternatives, which will provide the Company with financing to continue its drilling program. As a result of the re-evaluation, the Company has decided that no adjustment to the deferred tax valuation allowance should be made at June 30, 1996 since the Company cannot determine that it is more likely than not such tax benefits will be realized.

ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for the Stock Based Compensation." SFAS No. 121 provides standards for accounting for the impairment of various long-lived assets. The Company uses the full cost method which requires an impairment to be recorded when total capitalized costs exceed the present value, discounted at 10%, of estimated future net cash flows from proved oil and gas reserves. Therefore, the adoption of SFAS No. 121 is not expected to have a material effect on the financial position or results of operations of the Company.

    SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company has not yet determined how SFAS No. 123 will be adopted nor its impact on the financial statements. Both statements are effective for fiscal years beginning after December 15, 1995.

                            BUSINESS AND PROPERTIES

HISTORY OF THE COMPANY

    Evergreen Resources, Inc. ("Evergreen" or "the Company"), is a Colorado corporation organized on January 14, 1981. Evergreen was formed to engage in exploration for, and acquisition, development, production and sale of oil and gas. At various times Evergreen has owned interests in oil and gas leases and producing wells in several states. Currently, the majority of Evergreen's reserves and production are derived from leases in the Raton Basin of Colorado. These leases are being explored and developed for the production of coalbed methane (natural gas) produced from gas wells drilled into coal seams. Evergreen has sold the majority of its interests in wells outside the Raton Basin.

    Evergreen Operating Corporation ("EOC") is a wholly owned subsidiary of the Company that is primarily responsible for drilling, evaluation and production activities associated with Evergreen's properties. To the extent that third parties own undivided interests in Evergreen's properties, EOC operates on behalf of those third party owners. EOC also operates certain wells in Colorado in which Evergreen does not own an interest, though that constitutes a minority of EOC's business. EOC negotiates the sales of oil and gas production from the wells that it operates. As of March 31, 1996, EOC was serving as operator for approximately 150 producing wells owned by the Company and also by other affiliated and unaffiliated third parties. The Company believes that, as operator, it is in a better position to control costs, safety, orderly development and timeliness of work as well as other critical factors affecting the economics of a well or a property. EOC presently operates all of the Company's wells.

    Primero Gas Marketing Company ("Primero") formerly known as Primero Gas Gathering Company, is a Colorado joint venture formed in August of 1994 between the Company and third parties to construct and operate a gathering system to connect the Company's Raton Basin wells to the pipelines of Colorado Interstate Gas Company ("CIG"). The joint venture financed and constructed the gathering system and has entered into contracts to purchase all gas produced at the wellhead from the Company's wells, including the interests of other working interest owners in the wells. Primero has entered into a contract with CIG for firm transportation on CIG's pipelines of up to 25 million cubic feet of gas per day for a term of 10 years. See "Business and Properties -- Agreements -- CIG Agreement." The Company expects to have access to higher price gas markets as a result of this transportation agreement. See "Business and Properties -- Marketing." As a result of the Company's recent acquisition of the interests of co-owners in its Raton Basin projects, the Company's subsidiaries now own all of Primero. See "Business and Properties -- Agreements -- PBI Agreements."

    In 1991 and 1992, the Company's wholly owned subsidiary, Evergreen Resources (U.K.) Ltd. ("ERUK"), was awarded seven onshore U.K. hydrocarbon Exploration Licenses for the development of coalbed methane gas and conventional hydrocarbons (the "Licenses"). The Licenses provide ERUK with the largest onshore acreage position in the U.K., and cover substantially all of six distinct onshore U.K. basins. Over 400,000 acres are considered prospective specifically for coalbed methane.

    In August 1994, Management decided to focus the Company's domestic efforts and resources on development of coalbed methane natural gas in the Raton Basin of Colorado. The Company has divested all of its domestic oil and gas properties outside of the San Juan and Raton Basins.

    During the last ten years, new technology has led to the development of substantial new reserves of coalbed methane gas in the U.S. Coalbed methane gas is expected to make a significant contribution to future U.S. energy requirements and, if successfully developed, may be of equal importance to many countries. Since 1990, Evergreen has participated in coalbed methane gas projects through various activities including drilling new wells and acquiring substantial leases in the U.S. and U.K. for future development.

FOCUS

    Over the last two years Management has re-positioned Evergreen in order to focus the Company's domestic efforts and resources on development of coalbed methane gas in the Raton Basin of Colorado. The number of states in which Evergreen owns or operates oil and gas properties has now been reduced from twelve to two, through sales of non-strategic and/or marginal properties. The oil and gas production and reserves lost through these property sales have now been more than replaced by new production and reserves in the Raton Basin.

    Overhead has been reduced by approximately one-third since 1994 and should remain near present levels for the foreseeable future. Operations are now fully consolidated into Evergreen's Denver offices.

    The Company currently is experiencing significant growth in its gas production volumes, revenues and cash flow primarily as a result of its development drilling in the Raton Basin. For the quarter ended June 30, 1996, the Company's average net daily gas production increased to 4.4 million cubic feet from 2.2 million cubic feet for the same period in the prior year. As of October 21, 1996, the Raton Basin represented approximately 90% of Evergreen's net daily production of natural gas. All of the Company's proved reserves, production and revenues are now attributable to natural gas.

COALBED METHANE VERSUS TRADITIONAL NATURAL GAS PRODUCTION

    Coalbed methane production is similar to traditional natural gas production in terms of the physical producing facilities and the product produced. However, the subsurface mechanisms that allow the gas to move to the wellbore and the producing characteristics of coalbed methane wells are very different from traditional natural gas production.

    Coal beds produce nearly pure methane gas while traditional gas wells normally produce gas that contains small portions of ethane, propane, and other, heavier, hydrocarbon gases. Methane normally constitutes more than 90% of the total gases in the production from traditional gas wells. The Raton Basin gas does not contain significant amounts of contaminants, such as hydrogen sulfide, carbon dioxide or nitrogen, that are sometimes present in traditional natural gas production. Therefore the properties of the Raton Basin gas, such as heat content per unit volume (Btu), are very close to the average properties of pipeline gas from traditional gas wells.

    Coal is a black organic mineral formed from buried deposits of plant material from ancient coastal swamps. Methane, or natural gas, is a common component of coal, though coals vary in their methane content per ton. Rather than being limited to open spaces in the coal structure, methane is adsorbed on to the inner coal surfaces. When the coal is fractured and exposed to lower pressures (near a well or in a coal mine) the gas leaves (desorbs from) the coal. Whether a coal bed will produce commercial quantities of natural gas depends on its original content of gas per ton of coal, the thickness of the coal beds, the reservoir pressure and the existence of fractures through which the released gas can flow to the wellhead (permeability). Frequently, coal beds are partly or completely saturated with water. As the water is produced, space is created for gas to leave the coal and flow to the well. Contrary to traditional gas wells, new coalbed methane wells often produce water for several months and then, as the water production decreases because the coal seams are being drained, and the pressure decreases, natural gas production increases.

WATER PRODUCTION AND DISPOSAL

    Fortunately, most of the water produced from the Raton Basin coal seams to date has been low in dissolved solids, allowing the Company, operating under permits issued by the State of Colorado, to discharge the water into streambeds or stockponds. If more brackish water is discovered in subsequent wells, it may be necessary to install and operate evaporators or drill specialized injection wells to re-inject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons. While alternate methods of water disposal may increase the Company's operating expenses, the Company does not expect that such costs would have a material impact on its lifting costs in the Raton Basin.

RATON BASIN GEOLOGY

    In the Raton Basin, Evergreen produces methane from the Vermejo coals, consisting of several individual seams ranging in thickness between 1 and 12 feet, and at drilling depths between 550 and 1,800 feet below the surface. The entire Vermejo coal interval ranges from 5 to 50 feet thick through the Raton Basin, being thickest in the center of the Basin, which the Company's acreage surrounds. The coal beds and surrounding sedimentary rocks formed during the late Cretaceous to early Tertiary period, between 65 and 40 million years before the present. The Raton Basin is an elongated downward fold in the earth's crust formed at this time that is approximately 80 miles long north to south and about 50 miles wide east to west. Plant material accumulated in thick layers in coastal swamps in the Raton Basin and was subsequently buried and subjected to heat and pressure which formed the coals. Since these coals were buried, continued mountain building forces compressed the Basin, creating an extensive series of fractures in the coal and surrounding rocks. Later, the area was intruded by hot liquid rock or "magma" from lower in the earth's crust, which cooled to form two large structures in the center of the Raton Basin known as the Spanish Peaks. The magma moved up through existing fractures and created additional fractures that radiate outward from the Spanish Peaks. As the magma cooled, its heat altered the surrounding rocks, including the Vermejo and Raton coals beds. The Company believes that the compression of mountain building and the intrusion of magma into the Raton Basin have enhanced the ability of the Vermejo and Raton coals to yield coalbed methane. The Company's geological interpretation has been borne out by its first 42 wells, all of which have economic gas production.

COALBED METHANE TECHNOLOGY

    Coalbed methane wells are drilled and completed in a manner similar to traditional gas wells, but exploration is easier because coalbeds are relatively continuous underground and because it is not essential to find folded or faulted structures that create natural traps. The coalbed methane is trapped in the molecular structure of the coal itself until released by pressure changes. In the Raton Basin, the Company has found some coal seams to be continuous between wells over distances of several miles, though the thickness of the beds is variable. Evergreen is currently completing its wells in the Vermejo coal beds. Individual wells are often completed to produce gas from five to fifteen individual coal beds with individual thicknesses between 1 and 12 feet.

    The ability of gas to move through the coal or rocks to the wellbore from its place of origination in the formation is the key determinant of the rate at which a well will produce. Coal often provides very little ability for the gas to move through it to the wellbore. Permeability is the measure of the ability of fluids to move through the rock (coal) under the influence of a differential pressure.

    The Raton Basin coals exhibit very good to excellent permeability. However, in order to establish commercial gas production rates, Evergreen must create a permanent conduit between the individual coal seams and the wellbore. This is accomplished by creating and propping open artificial fractures within the coal seams so the pathway for gas migration to the wellbore is enhanced. After a well is drilled, instruments are lowered to identify the individual rock layers and to measure the location and thickness of individual coal seams. Then, steel casing is cemented into the wellbore, to prevent gas or water from one rock formation from migrating upward or downward into another formation. A special blasting device is lowered to the desired zone of production and detonated, producing a series of perforations in the well casing at that depth. Then fluids containing coarse sand are pumped through the perforations to create and fill fractures in the coal seam radiating outward from the wellbore. These fractures filled (propped) with coarse sand become the conduits for coalbed methane to reach the well. Similar techniques of fracturing (known as "fracing" in the industry) are used on traditional gas and oil wells and are often performed by independent well service contractors. The Company, working in conjunction with its contractors, has developed effective procedures for fracing the Vermejo coals in its Raton Basin wells.

Although individual wells vary, the average production from the wells is in excess of 280,000 cubic feet of gas per day, with individual wells producing as much as 800,000 cubic feet per day.

    In addition to developing well completion and fracing techniques particularly suited to its Raton Basin wells, the Company has used specialized drilling techniques in the Raton Basin. Traditional gas wells are drilled with the use of rotary drill bits cooled and lubricated by drilling fluids or "mud." Coalbed methane production is particularly sensitive to the permeability of the coals. Exposing the Raton Basin coals to drilling mud appears to significantly lower the permeability of the coals by plugging the pores and natural fractures in the coals. The Company has, therefore, used percussion air drilling (similar to a jackhammer) without traditional drilling muds in drilling its wells.

RATON BASIN PRODUCTION

    Since December 1991, Evergreen has acquired oil and gas leases covering over 120,000 gross acres in the Raton Basin, Las Animas County in Southeastern Colorado. The initial 70,000 acres were acquired from Amoco Production Company by direct purchase without overriding royalties. The remainder of the acreage has been purchased from individual owners under various lease terms. Over 67,000 acres of the total have been included in a Federal Unit Agreement which simplifies lease maintenance for the Company. Operation and production within a federal Unit is governed by federal rules based on the inclusion of federal leases within the Unit. Under the Unit Agreement, Evergreen's subsidiary EOC is the operator of all wells drilled in the Unit area. Production from any well in the Unit area will maintain all of the leases beyond their primary terms. By the end of 1996, Evergreen will designate a "participating area" under the Unit agreement. Gas production in the participating area will be pooled and shared by the lessors and lessees in that area in proportion to their acreage ownership of the mineral estate in the area. The participating area is likely to be amended annually, or new participating areas created, as additional wells are completed. The Company may form other federal Units for much of its remaining acreage in the Raton Basin.

    Evergreen's acreage position in the Raton Basin will support over 500 wells on 160 acre spacing. Since 1994 Evergreen has completed 42 wells capable of commercial production and is currently producing from 41 of those wells. An additional group of 12 wells are presently being drilled, but those wells are not yet completed and connected to the system of gas gathering pipelines. The Company currently expects that the newest 12 wells will be in production during January of 1997. Thirty to forty wells are scheduled to be drilled during 1997.

    Daily production from the field currently exceeds 10.8 million cubic feet per day, for an average of over 260,000 cubic feet per well per day. The range of production from individual wells is from 50 to 800 thousand cubic feet per day. Because of the importance of removing water from the coal seams to enhance gas production, Evergreen will continue production from more modest wells because of the beneficial effect of pressure reduction in adjacent, more productive wells. Each well creates its own "cone of depression" in the water saturation around the wellbore. The Company believes that some of its Raton Basin wells on adjacent 160 acre drill sites have already created overlapping cones of depression, enhancing gas production in each well. Independent engineering estimates attribute proved reserves of approximately 1.5 - 2.0 BCF of gas per well for the approximately 80 locations to which proved reserves were assigned in the most recent evaluation by independent consulting engineers. The productive lives of the wells are expected to be in excess of 30 years.

CUSTOMERS AND MARKETS

    Substantially all of the Company's oil and gas production is sold at the well site as it is produced. Primero Gas Marketing Company ("Primero"), is a Colorado joint venture owned by subsidiaries of the Company that owns the gathering system to and purchases all the Company's production from its Raton Basin wells. For the first years of Raton Basin production, Primero had a series of short term contracts for the sale of Raton Basin gas. Primero could only access markets outside the Rocky Mountains region when pipeline transportation was available from customers or other brokers. Wellhead gas prices in the

Rocky Mountain region have been substantially lower than in the Midwestern and Eastern regions of the United States for the last several years.

    Primero recently entered into a contract with CIG for firm transportation on CIG's pipelines of up to 25 million cubic feet of gas per day for a term of 10 years beginning on or about November 1, 1996. See "Business and Properties -- Agreements -- CIG Agreement." This transportation capacity will accommodate the Company's expected gas production from existing and new wells in the Raton Basin for the next 18 months to two years. The CIG contract provides for delivery of the Company's gas into interstate pipelines in Texas. From there, the gas can be transported to Midwest and East Coast markets.

    The Company expects to have consistent access to higher price gas markets as a result of the CIG transportation agreement. In addition, as the Company's base of production grows in the Raton Basin, the Company hopes to be able to enter into long term contracts with end users at favorable prices. Currently, the Company's gas is sold at spot market prices or under contracts for terms less than one year.

    Evergreen's business is not seasonal in nature, except to the extent that weather conditions at certain times of the year may affect Evergreen's access to its oil and gas properties and its ability to drill oil and gas wells. The impact of inflation on the Company's activities is minimal. While gas prices have historically fluctuated between winter and summer seasons, changes in the market during the last few years have made such fluctuations unpredictable. For instance, because local gas utilities around the country need to refill their gas storage facilities in the summer, prices may be higher during spring or summer months than during subsequent winter months when temperatures are warmer than normal.

    Evergreen had two major customers for the sale of oil and gas as of June 30, 1996, who purchased approximately 68% (NGTS, Inc.) and 19% (Conoco), of the Company's gas production. The loss of these customers would not have a material adverse effect on Evergreen's business. None of the Company's existing marketing agreements obligates the Company to continue sales to any particular gas purchaser for a period longer than 7 months.

COMPETITION

    The Company competes with numerous other companies and individuals, including many that have significantly greater resources, in virtually all facets of its business. Such competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties than the financial or personnel resources of the Company permit. The ability of the Company to increase reserves in the future will be dependent on its ability to select and acquire suitable producing properties and prospects for future exploration and development. The availability of a market for oil and natural gas production depends upon numerous factors beyond the control of producers, including but not limited to the availability of other domestic or imported production, the locations and capacity of pipelines, and the effect of federal and state regulation on such production. Domestic oil and natural gas must compete with imported oil and natural gas, coal, atomic energy, hydroelectric power and other forms of energy. The Company does not hold a significant competitive position in the oil and gas industry.

FUTURE DEVELOPMENT IN THE RATON BASIN

    Evergreen management believes that the Company's Raton Basin Project is worthy of full scale development for these reasons:

    DRILLING RESULTS ON TARGET -- The first 42 producing wells now exceed 10.8 million cubic feet of combined gross daily gas production -- in line with Evergreen's original forecasts.

    LOW FINDING AND DEVELOPMENT COSTS -- Each well drilled to date has established 1.5 - 2.0 BCF of gas at a cost per well of approximately $300,000. The result is a finding cost of approximately $0.15 - $0.20 per MCF, among the lowest finding costs in the industry.

    LOW LIFTING COSTS -- Management expected that by disposing of the Company's marginal properties and developing new Raton production, overall Company lifting costs would decline sharply. On an equivalent MCF basis (6 MCF = 1 barrel of oil), Evergreen's lifting cost trend is favorable:

  1993       1994       1995       1996
$    1.91  $    1.21  $    1.10  $    0.77

    In the quarter ended June 30, 1996, the lifting cost in the Raton Basin was $0.33 per MCF. This cost should decline modestly as more wells are developed.

    LARGE ACREAGE POSITION -- Evergreen has over 120,000 gross acres under lease in the Raton Basin. This acreage will support a multi-year development project of over 500 wells.

    IMPROVED GAS PRICES -- Recent higher gas volumes have permitted access to new gas markets resulting in better gas prices than those obtained in the Summer of 1995. (See discussion of the CIG Agreement below in "Business and Properties -- Material Agreements.")

    The Company plans to develop the Raton Basin project in three broad stages, each comprising 150 - 200 wells. The stages will require separate gathering and compression facilities. For reasons of geologic control, logistics and reasonable levels of capital expenditure, the Company expects to proceed at a pace of 40 - 50 wells per year.

AGREEMENTS

    CIG AGREEMENT

    On September 5, 1996, Evergreen (through its marketing joint venture with Primero Gas Marketing Company) entered into an agreement with Colorado Interstate Gas Company ("CIG") providing for CIG's construction of a gas blending facility in Trinidad, Colorado, 10 miles from Evergreen's wells and a firm transportation agreement for a ten year term. Evergreen's gas production is relatively pure methane and to meet CIG pipeline specifications, CIG desires to have small quantities of nitrogen blended with the methane. CIG will construct a nitrogen blending facility capable of blending 20 million cubic feet of gas per day, to be in service on or about January 1, 1997. Evergreen has entered into a firm transportation agreement at CIG's current tariff rates to transport gas to either Dumas, Texas or to El Paso's Big Blue meter station in Moore County, Texas. Evergreen will be obligated to transport at least 10,000 MMBtu per day (approximately 10 million cubic feet of gas), and will be allowed to transport an additional 15,000 MMBtu per day at a fixed charge. The Company's wells presently produce approximately 10.8 million cubic feet of gas per day. This transportation agreement will provide Evergreen access to Midwest markets and the Company believes that it will receive higher gas prices as a result.

    SAN JUAN BASIN AGREEMENTS

    Evergreen recently sold its interest in 6 producing coalbed methane wells in the Rosa Unit of the San Juan Basin, Rio Arriba County, New Mexico. Evergreen began operations in the Rosa Unit in 1990. Due to high royalties payable to landowners, less productive wells, and high operating costs in the San Juan Basin, Evergreen has concluded that the economic conditions for coalbed methane production are much more favorable in the Raton Basin. Accordingly, as of June 1, 1996, Evergreen entered into an agreement transferring six producing San Juan Basin wells to EP San Juan Limited Partnership, affiliated with Banque Paribas. In addition to $53,046 in initial consideration, Evergreen retains a production payment equal to 99% of net profits until 1.1 BCF of gas has been produced from the wells. At present production levels, the production payment will end in 4-5 years. Evergreen will receive additional payments of approximately $0.65 per MMBtu of gas produced through December, 2002, adjusted annually according to a formula considering inflation and changes in gas prices. Evergreen also retains
(a) its interest in and the right to develop the remaining portions of its San Juan Basin leases, (b) the right to repurchase a 100% interest in the wells between December 31, 2002 and January 1, 2008, and (c) an automatic reversion to a 75% interest in the wells if they continue production in excess of 1.8 Bcf of gas. In return, Evergreen will operate the wells for the new owner for $400 per month plus reimbursement of third party costs. Evergreen owns an additional 16 wells in the San Juan Basin, of which 12 are shut in due to low production volumes and gas prices.

    EL PASO AGREEMENT

    In August 1992, Evergreen entered into a series of agreements with El Paso Field Services ("El Paso") concerning the connection of Evergreen's San Juan Basin wells to El Paso's pipeline system. Under the agreements, El Paso paid for construction of a gathering pipeline to a central point in Evergreen's producing area. Evergreen paid for construction of its own gathering system to the wells beyond that point, which was sold to Associated Natural Gas, Inc. in 1993. Evergreen dedicated 90% of its San Juan Basin production to El Paso's gathering line for a period of 10 years following completion of the line and agreed to deliver a minimum of 11,000 MMBtu per day for five years to El Paso's gathering line or pay a shortfall payment of $0.25 per MMBtu. Production from the wells has been substantially less than 11,000 MMBtu per day and Evergreen has accrued a shortfall obligation of $1,831,000 as of June 30, 1996 which may grow to in excess of $3.0 million by the end of the five year period. El Paso is discussing alternate resolutions with Evergreen, including the sale of El Paso's gathering line to Evergreen. However, there is no assurance that agreement will be reached.

    UNITED KINGDOM

    In 1991 and 1992, the Company's wholly-owned subsidiary, ERUK, was awarded seven onshore U.K. hydrocarbon Exploration Licenses for the development of coalbed methane gas and conventional hydrocarbons (the "Licenses").

    The Licenses provide ERUK with the largest onshore acreage position for coalbed methane exploration in the U.K., and cover substantially all of six distinct onshore U.K. basins. Over 400,000 acres are considered prospective specifically for coalbed methane. Selection of the licensed areas was made after evaluating extensive geological, geophysical, petrophysical and measured methane gas content data bases. The majority of the original data base was acquired through technology sharing agreements with British Coal Corporation, who shared all relevant available data on the six basins and granted ownership of this data to ERUK. ERUK has augmented this data with proprietary seismic and coalbed methane well data and also geologic data from the British Geologic Survey, and other sources.

    During the period 1992 to 1994, Evergreen conducted seismic work and drilled three wells on two of the Licenses. The wells encountered 30' to 80' of gross coal. Two of the wells were hydraulically fracture stimulated and one was tested for permeability. Following extensive production testing, none of the three wells produced gas in economic quantities. The three wells are presently shut-in. Approximately $7.5 million has been invested to date in acquiring, maintaining and evaluating the Licenses. This amount is included in the statement of the Company's assets.

    Under a new onshore Licensing regime implemented by the U.K. Department of Trade and Industry, Evergreen will convert its existing Licenses to new onshore licenses, called Petroleum Exploration and Development Licenses. These new licenses will provide up to a 30 year term with periodic relinquishment, approximately every 5 years, of up to 50% of the acreage subject to future development plans. Work commitments on the existing Licenses have been fulfilled through 1997 as a result of Evergreen's prior U.K. activity. There are no royalties or burdens encumbering the Licenses.

    Management believes, based on the data evaluated, that the coal seams in the license areas contain significant quantities of gas. Further evaluation will be required to determine the economic viability of extracting this gas. Each license area must be evaluated separately since success or lack of success on one License may not be translated to similar results on other Licenses or separate geologic basins. Over 500 drilling locations are feasible on the Licenses.

    The U.K. market for the purchase and sale of natural gas became fully deregulated in April 1996. The impact of deregulation to date has been a sharp decline in short term or "spot" gas prices. Evergreen continues to believe that higher prices justifying onshore coalbed methane development are available by supplying local end users directly under long term contracts.

    Evergreen is continuing to hold discussions with various funding sources, including potential industry partners, for the purpose of resuming evaluation and development of the Licenses.

OPERATIONS

    The Company's wholly-owned subsidiary, EOC, is primarily responsible for drilling, evaluation and production activities associated with various properties and for negotiating the sales of oil and gas production from the properties. As of October 21, 1996, EOC was serving as operator for approximately 150 producing wells owned by the Company and also by other affiliated and unaffiliated third parties. The Company believes that, as operator, it is in a better position to control costs, safety, and timeliness of work as well as other critical factors affecting the economics of a well or a property. EOC presently operates wells which represent virtually 100% of Evergreen's proved reserves.

OIL AND GAS RESERVES

    The table below sets forth the Company's quantities of proved reserves, as estimated by independent petroleum engineers, all of which were located in the continental U.S., and the present value of estimated future net revenues from these reserves on a non-escalated basis discounted by 10 percent per year as of the last three fiscal years ending March 31, 1996 and as of August 1, 1996.

                                 AUGUST 1,           YEARS ENDED MARCH 31,
                                -----------  -------------------------------------
                                   1996         1996         1995         1994
Estimated Proved Gas Reserves
 (MCF)                          128,029,100   80,926,000   57,882,000   51,588,100
Estimated Proved Oil Reserves
 (Bbls)                                  --        4,800      842,900    1,643,100
Present Value of Future Net
 Revenues (before future
 income tax expense)            $51,214,300  $30,163,400  $23,312,330  $32,443,800

    Reference should be made to Supplemental Oil and Gas Information on pages F-21 - F-25 of this Prospectus for additional information pertaining to the Company's proved oil and gas reserves. During fiscal 1996 the Company did not file any reports that include estimates of total proved net oil or gas reserves with any federal agency other than the Securities and Exchange Commission.

PRODUCTION

    The following table sets forth the Company's net oil and gas production for the last three fiscal years and for the first quarter of the last two fiscal years.

                                       THREE MONTHS ENDED
                                            JUNE 30,             YEAR ENDED MARCH 31,
                                      --------------------  -------------------------------
                                        1996       1995       1996       1995       1994
Natural Gas (MCF)                       394,300    207,700    941,200    781,700    637,900
Crude Oil & Condensate (Bbls)               141      1,957      9,700     36,600     57,500

AVERAGE SALES PRICES AND PRODUCTION COSTS

    The following table sets forth the average gross sales price and the average production cost per unit of oil and gas produced, including production taxes, for the last three fiscal years and for the first quarter of the last two fiscal years. For purposes of calculating production cost per equivalent MCF, barrels of oil have been converted at a ratio of six MCF of gas for each barrel of oil:

                                             THREE MONTHS ENDED
                                                  JUNE 30               YEAR ENDED MARCH 31
                                            --------------------  -------------------------------
                                              1996       1995       1996       1995       1994
Average Sales Price
  Gas (per MCF)                             $    1.33  $    1.18  $    1.28  $    1.70  $    2.15
  Oil (per Bbl)                                 23.06      19.62      18.40      15.96      14.50
Average Production Cost Per Equivalent MCF  $    0.33  $    0.93  $    0.77  $    1.10  $    1.21

PRODUCING WELLS AND DEVELOPED ACREAGE

    The following table sets forth, as of October 21, 1996, the approximate number of gross and net producing oil and gas wells and their related developed acres owned by the Company. Productive wells are producing wells and wells capable of production, including shut-in wells. Developed acreage consists of acres spaced or assignable to productive wells.

                PRODUCING WELLS                     DEVELOPED ACRES
------------------------------------------------  --------------------
          OIL                      GAS              GROSS       NET
------------------------  ----------------------  ---------  ---------

   GROSS         NET         GROSS        NET
       -0-          -0-           63       51.25     24,517     19,614

UNDEVELOPED ACREAGE

    At October 21, 1996, Evergreen held undeveloped acreage as set forth below:

                                                    UNDEVELOPED ACRES
                                                   --------------------
LOCATION                                             GROSS       NET
Colorado                                             120,325     96,260
New Mexico                                               640        324
                                                   ---------  ---------
TOTAL U.S.                                           120,965     96,584
United Kingdom                                       630,480    630,480

    The following table sets forth the expiration dates of the gross and net acres subject to Colorado leases summarized in the table of undeveloped acreage.

                                                         ACRES EXPIRING
                                                      --------------------
                                                        GROSS       NET
Twelve Months Ending:
March 31, 1997                                           12,356      7,165
March 31, 1998                                           18,405     12,584
March 31, 1999                                           15,124      7,212
March 31, 2000 and later                                  4,316      2,262

DRILLING ACTIVITIES

    The Company's drilling activities for the years ended March 31, 1996, 1995, and 1994 are set forth below:

                                                        1996                     1995                      1994
                                               ----------------------  ------------------------  ------------------------
                                                  GROSS        NET         GROSS         NET         GROSS         NET
Exploratory:
  Productive                                            0        0.00            0         0.00            4         2.00
  Dry                                                   0        0.00            0         0.00            0         0.00
                                                       --                        -                         -
                                                            ---------                 ---------                       ---
                                                        0        0.00            0         0.00            4         2.00

Development:
  Productive                                           22       15.75            6         3.00            6         2.25
  Dry                                                   0        0.00            0         0.00            0         0.00
                                                       --                        -                         -
                                                            ---------                 ---------                       ---
                                                       22       15.75            6         3.00            6         2.25

GOVERNMENT REGULATION OF THE OIL AND GAS INDUSTRY

    GENERAL

    The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. Gas and oil exploration, development and production activities are subject to various laws and regulations governing a wide variety of matters. For example, hydrocarbon-producing states have statutes or regulations addressing conservation practices and the protection of correlative rights, and such regulations may affect Evergreen's operations and limit the quantity of hydrocarbons Evergreen may produce and sell. Other regulated matters include marketing, pricing, transportation, and valuation of royalty payments.

    At the U.S. federal level, the Federal Energy Regulatory Commission ("FERC") regulates interstate transportation of natural gas under the Natural Gas Act and regulates the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce under the Natural Gas Policy Act. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated natural gas prices for all "first sales" of natural gas, which includes sales by Evergreen of its own production. As a result, all sales of the Company's natural gas produced in the U.S. may be sold at market prices, unless otherwise committed by contract.

    The Company's gas sales are affected by regulation of intrastate and interstate gas transportation. In an attempt to promote competition, the FERC has issued a series of orders which have altered significantly the marketing and transportation of natural gas. The Company believes that these changes have generally improved the Company's access to transportation and have enhanced the marketability of its natural gas production. To date, Evergreen has not experienced any material adverse effect on gas marketing as a result of these FERC orders; however, the Company cannot predict what new regulations may be adopted by the FERC and other regulatory authorities, or what effect subsequent regulations may have on its future gas marketing.

    The Company also is subject to laws and regulations concerning occupational safety and health. It is not anticipated that the Company will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of occupational safety and health laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

    ENVIRONMENTAL REGULATIONS

    Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the operations and costs of the Company. The Company discharges water produced from coal formations in the Raton Basin pursuant to various permits. It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations. However, inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

    STATE REGULATION OF OIL AND GAS PRODUCTION

    State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which the Company owns and operates properties have statutes, rules or regulations governing conservation matters, including the unitization or pooling of oil and gas properties, establishing of maximum rates of production from oil and gas wells and the spacing of such wells. Many states also restrict production to the market demand for oil and gas. Such statutes and regulations may limit the rate at which oil and gas could otherwise be produced from the Company's properties. Some states have enacted statutes prescribing ceiling prices for gas sold within their state. The Company's Raton Basin production is not currently subject to price regulation. However, the Company is unable to predict whether production rate limitations or price regulations may be imposed in the future.

TITLE TO PROPERTIES

    As is customary in the oil and gas industry, only a preliminary title examination is conducted at the time properties believed to be suitable for drilling operations are acquired by the Company. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted by independent attorneys. Once production from a given well is established, the Company prepares a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. The Company believes that titles to its leasehold properties are good and defensible in accordance with standards generally acceptable in the oil and gas industry.

OFFICE AND OPERATIONS FACILITIES

    The Company's corporate offices are in Denver, Colorado. The lease covers approximately 11,800 square feet and is month-to-month. The current monthly rental rate is approximately $12,800.

    The Company believes its office space is sufficient for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is not engaged in any material pending legal proceedings to which the Company or its subsidiary is a party or to which any of its property is subject.

EMPLOYEES

    At October 21, 1996, the Company and its subsidiaries employed 25 full time and 3 part time persons.

                                   MANAGEMENT

    The Executive Officers and Directors of the Company and their respective positions and ages are set forth below:

NAME                       AGE                       POSITION
James S. Williams              61   Chairman of the Board and Director

Mark S. Sexton                 40   President, CEO and Director;
                                    CEO, Evergreen Operating Corp.

Dennis R. Carlton              45   Vice President Exploration and Director;
                                    President, Evergreen Operating Corp.

John J. Ryan III               68   Vice President and Director;
                                    Chairman, Evergreen Resources (U.K.) Ltd.

Alain Blanchard                55   Director

Larry D. Estridge              51   Director

Scott D. Sheffield             44   Director

Kevin R. Collins               39   Vice President Finance, CFO and Treasurer

J. Keither Martin              62   Secretary

Ian M. Thomson                 56   Managing Director, Evergreen Resources
                                    (U.K.) Ltd.

    There is no arrangement, known to the Company, including any pledge by any person of securities of the Company or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company.

    All Directors hold office until the election and qualification of their successors. Officers serve at the discretion of the Board.

    JAMES S. WILLIAMS has been the Chairman and a Director of Evergreen since founding the Company in 1981. Mr. Williams graduated in 1956 from Columbia College and has been engaged in U.S. oil and gas activities for over twenty years. Mr. Williams resides in Denver, Colorado and devotes full time to Evergreen.

    MARK S. SEXTON was named a Director of Evergreen in March 1995 and President and CEO in June 1995. He has managed the daily activities of Evergreen Operating Corporation ("EOC") since 1987 and was named Vice President Operations for Evergreen and President of EOC in 1989. A Registered Professional Engineer in Colorado, Mr. Sexton graduated in 1978 from Stanford University with a B.S. degree in Mechanical Engineering. From 1978 to 1982, he was employed in various engineering and financial positions with Amoco Production Company. From 1982 to 1985, he was employed with Norwest Bank Minneapolis as Manager of Engineering and Evaluations. From January 1986 to June 1987, he was President of Sound Energy Development Co. and Managing Director of the Carbon River Energy Partnership. He resides in Evergreen, Colorado and devotes full time to Evergreen.

    DENNIS R. CARLTON was named a Director of Evergreen in March 1995. He received a Bachelor of Science degree in Geology in 1972 and a Master of Science degree in Geology in 1975 from Wichita State University. He joined Evergreen in December 1981 as Vice President Geology. He was named a Director in March 1985 and President in December 1986. He served as President and as a Director until May 1989 when he was named Executive Vice President of EOC. In May 1991 he was named Vice President Exploration of Evergreen. In June 1995 he was named President of EOC. He resides in Denver, Colorado and devotes full time to Evergreen.

    JOHN J. RYAN III was named Vice President and a Director of Evergreen in May 1989. Since 1982 he has been engaged in international tax and investment activities. Mr. Ryan, a resident of Geneva, Switzerland, is also Chairman of Evergreen Resources (U.K.) Ltd.

    ALAIN BLANCHARD was named a Director of Evergreen in May 1989. From 1983 until 1988 Mr. Blanchard was an Associate and shareholder of Laidlaw Adams and Peck. A resident of Brussels, Belgium, he has managed discretionary funds for private and institutional clients for over 20 years and continues to do so. Mr. Blanchard graduated from the University of Paris with a doctorate in economics and a degree in political science.

    LARRY D. ESTRIDGE was named a Director of Evergreen in May 1989. He resides in Greenville, South Carolina, and is a partner in the law firm of Wyche, Burgess, Freeman & Parham, P.A. He has been affiliated with the Wyche law firm since July 1972. He has represented EOC and a number of affiliated companies for the last six years.

    SCOTT D. SHEFFIELD was named a Director of Evergreen in September 1996. Mr. Sheffield is currently Chairman, President and CEO of Parker & Parsley Petroleum Company (NYSE "PDP") and has been since April of 1985. From 1979 to April 1985 he was employed by Parker & Parsley in various engineering positions, serving from 1981-1985 as Vice President of Engineering. Mr. Sheffield obtained a Bachelor of Science Degree in Petroleum Engineering from the University of Texas in 1975. He resides in Midland, Texas.

    KEVIN R. COLLINS joined Evergreen as Vice President Finance, CFO and Treasurer in July 1995. He received a B.S. in Business Administration and Accounting from the University of Arizona in 1980, and became a CPA in 1983. Mr. Collins has been involved in public accounting for over twelve years. From 1986 to 1994 he was employed by BDO Seidman, LLP, Denver where he was Senior Manager. He was with Ehrhardt Keefe Steiner & Hottman, CPA's, Denver from October 1994 to June 1995. He resides in Littleton, Colorado and devotes full time to Evergreen.

    J. KEITHER MARTIN was named Secretary of Evergreen in June 1995. He has served as Controller for EOC since 1984. During the previous sixteen years, Mr. Martin was employed by Anderson Oil Company as Director of Financial Information. He resides in Golden, Colorado and devotes full time to Evergreen.

    IAN M. THOMSON graduated in 1961 from Edinburgh University with a BSc (Hons) degree in engineering followed by post-graduate studies at Imperial College, London. He was a Board Director of the Laird Group PLC, a leading U.K. industrial conglomerate, responsible for a mining equipment subsidiary in the U.K., U.S. and other countries. He presently holds various non-executive directorships in U.K. industrial and manufacturing companies. Mr. Thomson resides in Oxford, England.

BOARD COMMITTEES

    The Audit Committee is presently composed of Larry D. Estridge, Alain Blanchard and James S. Williams. The Committee recommends to the Board the firm to be employed as the Company's independent auditors and consults with and reviews the reports of the Company's independent auditors and the Company's internal financial staff. One meeting was held during the fiscal year ended March 31, 1996.

    The Compensation Committee is presently composed of Mark S. Sexton and Larry
D. Estridge. The Compensation Committee assists the Board in establishing compensation for key employees. Two meetings were held during the fiscal year ended March 31, 1996.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The information contained in the following Summary Compensation Table for the fiscal years 1996, 1995 and 1994 is furnished with respect to the named executives.

                                                                                   RESTRICTED
                                                                                      STOCK
NAME AND PRINCIPAL                 SALARY                       OTHER ANNUAL        AWARD(S)     WARRANTS     LTIP PAYOUTS
POSITION             FISCAL YEAR     ($)       BONUS ($)     COMPENSATION ($)(1)     ($)(2)         (#)            ($)
James S. Williams          1996      86,742            0                  0            39,463            0              0
Chairman and a             1995      68,333            0                  0            37,220            0              0
Director                   1994      76,250            0                  0            35,000        5,000              0

Mark S. Sexton             1996      86,750            0                  0            31,875            0              0
President, CEO and         1995      73,334            0                  0            32,917            0              0
a Director                 1994      78,625            0                  0            35,000        5,000              0

Dennis R. Carlton          1996      86,750            0                  0            31,875            0              0
Vice President and         1995      73,334            0                  0            32,917            0              0
a Director                 1994      78,625            0                  0            52,500        5,000              0


NAME AND PRINCIPAL         ALL OTHER
POSITION               COMPENSATION ($)
James S. Williams                  0
Chairman and a                     0
Director                           0
Mark S. Sexton                     0
President, CEO and                 0
a Director                         0
Dennis R. Carlton                  0
Vice President and                 0
a Director                         0

------------------------

(1) For each of the named executives, the aggregate amount of perquisites and other personal benefits did not exceed 10% of the executive's total annual salary and bonus.

(2) At March 31, 1996, aggregate restricted stock holding for each of the named executives were 15,000 shares. Market price at March 31, 1996 was $5.75.

    WARRANT GRANTS. No stock purchase warrants were granted to the named executives during the fiscal year ended March 31, 1996.

    WARRANT/OPTION EXERCISES AND HOLDINGS. The following table sets forth information with respect to the named executives of the Company concerning the exercise of options/warrants during the last fiscal year and unexercised warrants held as of the end of the fiscal year.

                                                                                   VALUE OF
                                                              NUMBER OF          UNEXERCISED
                                                             UNEXERCISED         IN-THE-MONEY
                                                           WARRANTS/OPTIONS    WARRANTS/OPTIONS
                                 SHARES         VALUE         FY END (#)          FY END ($)
                               ACQUIRED ON    REALIZED     EXERCISABLE (E)/    EXERCISABLE (E)/
NAME                          EXERCISE (#)       ($)      UNEXERCISABLE (U)   UNEXERCISABLE (U)

James S. Williams                       0             0         45,450 (E)       $  86,481 (E)

Mark S. Sexton                     23,125        40,468         45,450 (E)       $  86,481 (E)

Dennis R. Carlton                  10,625        18,594         45,450 (E)       $  86,481 (E)

    During the fiscal year ended March 31, 1996, the Company deferred no compensation to the persons named in the preceding tables.

COMPENSATION OF DIRECTORS

    Directors of the Company receive fees of $100 per meeting for their attendance at meetings of the Company's Board of Directors and have currently waived these fees. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attending Board and Shareholders' meetings. Directors who are not Officers or are not on salary with the Company receive $15,000 per year.

                              CERTAIN TRANSACTIONS

    No Director or Executive Officer of the Company, nominee for election as a Director, security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's voting securities, or any member of the immediate family of any of the foregoing persons, has had any material transaction since the beginning of the Company's last fiscal year, or has any currently proposed material transaction, to which the Company was or is to be a party, in any amount except EOC provides well services to an affiliated entity for which it receives fees pursuant to written operating agreements. For the years ended March 31, 1996 and 1995, such fees totalled approximately $450,000 and $316,000. Additionally, EOC provides non-operating services to affiliates, as requested by them for engineering, evaluation, acquisition and similar services for which EOC was compensated approximately $24,000 and $229,000 during the years ended March 31, 1996 and 1995.

                             PRINCIPAL SHAREHOLDERS

    The following table summarizes as of September 30, 1996 (i) the number and percentage of shares of Common Stock owned of record and beneficially by each person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) the number and percentage of shares owned beneficially by each Director, (iii) the number and percentage of shares owned beneficially by all Officers and Directors as a group, and (iv) the percentage of shares to be owned by each person listed upon completion of this offering:

                                                            PERCENT OF CLASS
                                                      -----------------------------
                                  NUMBER OF SHARES      PRIOR TO    AFTER OFFERING
NAME OF BENEFICIAL OWNER         BENEFICIALLY OWNED     OFFERING          (1)
Heartland Advisors, Inc.                  926,500           13.0%          10.2%
Gold Energy Inc.                        1,043,000(2)        14.7%          11.5%
Energy Investors Fund, LP                 364,500            5.1%           4.0%
Energy Investors Fund II, LP            1,020,784(3)        13.9%          10.9%
Energy Investors Partners, L.P.           364,500(4)         5.1%           4.0%
Energy Investors Partners II,
 L.P.                                   1,020,784(5)        13.9%          10.9%
EIF Investors, Inc.                     1,385,284(6)        18.9%          14.9%
EIF Acquisition L.L.C.                  1,385,284(6)        18.9%          14.9%
Indeck Capital, Inc.                    1,385,284(6)        18.9%          14.9%
Gerald R. Forsythe                      1,385,284(6)        18.9%          14.9%
John Hancock Mutual Life
 Insurance Company                      2,290,944(7)        27.8%          22.4%
John J. Ryan III                          255,032(8)         3.6%           3.6%
James S. Williams                         120,040(9)         1.7%           1.3%
Mark S. Sexton                            156,672(10)        2.2%           1.7%
Dennis R. Carlton                         135,796(11)        1.9%           1.5%
J. Keither Martin                           9,500(12)        0.1%           0.1%
Kevin R. Collins                           23,000(13)        0.3%           0.3%
Alain Blanchard                            59,590(14)        0.8%           0.7%
Larry D. Estridge                          21,000(14)        0.3%           0.2%
Ian M. Thomson                             35,000(15)        0.5%           0.4%
All Officers and Directors as a
 Group (9 Persons)                        815,630           10.3%           8.2%

------------------------

(1) Assumes that the Underwriters' over-allotment option will not be exercised, and that the beneficial owners will not purchase any shares in the offering.

(2) Gold Energy Inc., a Delaware corporation, is 100% owned by Goldenergy Investments, Inc. ("Goldenergy"), a Panama corporation. The ultimate beneficial owners of the Company's shares held by Goldenergy are unknown to the management of the Company, which has no direct or indirect ownership of Goldenergy. The Company is unaware of any additional shares of Evergreen to which Goldenergy has the right to acquire beneficial ownership.

(3) Includes 226,415 shares of Common Stock issuable upon conversion of presently convertible outstanding Convertible Preferred Stock.

(4) Consists of shared voting and dispositive power over 364,500 shares held directly by Energy Investors Fund, L.P. ("Fund I").

(5) Consists of shared voting and dispositive power over (i) 794,369 shares held directly by Energy Investors Fund II, L.P. ("Fund II") and (ii) 226,415 shares issuable to Fund II upon conversion of presently convertible Convertible Preferred Stock.

(6) Consists of shared voting and dispositive power over (i) 364,500 shares owned by Fund I, (ii) 794,369 shares held directly by Fund II, and (iii) 226,415 shares issuable to Fund II upon conversion of presently convertible Convertible Preferred Stock.

(7) Consists of 905,660 shares issuable upon conversion of presently convertible outstanding Convertible Preferred Stock. Also includes shared voting and dispositive power over (i) 364,500 shares directly owned Fund I, (ii) 794,369 shares held directly by Fund II, and (iii) 226,415 shares issuable to Fund II upon conversion of presently convertible Convertible Preferred Stock.

(8) Includes 30,000 shares issuable pursuant to stock purchase warrants presently exercisable.

(9) Includes 62,500 shares issuable pursuant to stock purchase warrants presently exercisable.

(10) Includes 78,450 shares issuable pursuant to stock purchase warrants presently exercisable.

(11) Includes 75,450 shares issuable pursuant to stock purchase warrants presently exercisable.

(12) Includes 2,000 shares issuable pursuant to stock purchase warrants presently exercisable.

(13) Includes 15,000 shares issuable pursuant to stock purchase warrants presently exercisable.

(14) Includes 20,000 shares issuable pursuant to stock purchase warrants presently exercisable.

(15) Includes 35,000 shares issuable pursuant to stock purchase warrants presently exercisable.

    The Company will issue to the Officers and/or Directors listed below new five year warrants to purchase Common Stock exercisable at $7.00 per share following the completion of the next four fiscal years, as follows:

                                                           NUMBER OF WARRANTS TO BE ISSUED
                                                      ------------------------------------------
FISCAL YEAR                                             1997       1998       1999       2000
----------------------------------------------------  ---------  ---------  ---------  ---------
Mark S. Sexton                                           19,250     19,250     19,250     19,250
Dennis R. Carlton                                        17,500     17,500     17,500     17,500
James S. Williams                                        13,125     13,125     13,125     13,125
Kevin R. Collins                                          8,750      8,750      8,750      8,750

    The warrants will be issued in 1997, 1998, 1999 and 2000 only if the Company experiences at least twenty percent growth over the previous fiscal year in each of the following three categories: total proved developed reserves, total production, and cash flow. Additionally, in order to qualify for the warrants, the Officers and/or Directors must be employed by the Company as of the last day of each fiscal year.

                          DESCRIPTION OF CAPITAL STOCK

    Evergreen is authorized to issue 50,000,000 shares of Common Stock, no par value, and 25,000,000 shares of Preferred Stock, $1.00 par value per share, which are issuable in one or more series. A total of 7,102,002 shares of Common Stock are issued and outstanding, and a total of 7,500,000 shares of Preferred Stock are outstanding as of October 21, 1996.

COMMON STOCK

    VOTING RIGHTS--Holders of shares of Common Stock are entitled to one vote per share. Shares of Common Stock do not have cumulative voting rights. No fractional shares are presently outstanding.

    DIVIDEND RIGHTS--Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds of Evergreen legally available for the payment of dividends.

    LIQUIDATION RIGHTS--Upon any liquidation, dissolution or winding up of Evergreen, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Evergreen available for distribution to shareholders subject to any prior rights of holders of any outstanding Preferred Stock.

    PREEMPTIVE RIGHTS--Shareholders of Evergreen do not have any preemptive rights to subscribe for or purchase any stock, obligations, warrants or other securities of Evergreen.

    SHAREHOLDER ACTION--All Shareholder action must be taken at a meeting and not by written consent.

    TRANSFER AGENT--The transfer agent and registrar for the Common Stock is Keycorp Shareholder Services, Inc., Denver, Colorado. Evergreen furnishes its shareholders with annual reports containing audited financial statements and with quarterly reports containing unaudited financial information.

PREFERRED STOCK

    The Board of Directors of Evergreen is authorized, without action by the Shareholders, to issue Preferred Stock from time to time in one or more series. The Board may also fix for each series the number of shares, designation, liquidation and dividend rights, preferences, voting rights, redemption rights and other rights, restrictions and qualifications or sinking fund provisions.

    On December 8, 1994, the Company received $3.75 million through the private placement, with institutional investors, of 3,750,000 shares of ten year term 8% Convertible Preferred Stock, $1.00 par value ("the Preferred"). The Company received an additional $3.75 million on July 26, 1995 by issuing an additional 3,750,000 shares. All proceeds have been used for development of the Company's oil and gas leases in the Raton Basin of Colorado.

    Cumulative annual cash dividends of 8% are payable quarterly. At Evergreen's option, two quarterly dividends over the ten year life of the issue may be satisfied through the issuance of Common Stock valued at its then current market value.

    No dividends may be paid on the Common Stock unless all accrued dividends, sinking fund and redemption obligations on the Preferred have been paid in full. Overdue dividends shall bear interest at the rate of 10% until paid in full.

    The Preferred is convertible at any time, or from time to time, in whole or in part, at the option of the holders into 1,132,075 shares of Common Stock, at $6.625 per share. Evergreen can require the conversion of all, but not less than all, of the Preferred into Common Stock on any date, provided the Common Stock has traded at not less than $16 per share for the 30 consecutive days immediately preceding the date of conversion and on the date of conversion. The shares of the Preferred are callable, in whole or in part (minimum call being 20% of original issue, expressed in shares), at Evergreen's option at a call price equal to par value, plus accrued dividends, payable in cash, plus the warrants as described below.

    A mandatory preferred redemption payment of $1,250,000 is due annually commencing in December 1999. Overdue payments shall bear interest at the rate of 10% until paid in full. All outstanding shares of the Preferred must be redeemed by Evergreen on the tenth anniversary of original issuance at par value, plus accrued dividends. Liquidation preference is par value plus accrued and unpaid dividends prior to distributions on any junior stock upon any voluntary or involuntary liquidation, dissolution or winding up of Evergreen.

    Evergreen has issued warrants which will be triggered and will become exercisable for 10 years at $6.625 per share if Evergreen exercises its call option. Holders of the Preferred may exercise stock purchase warrants equal in number to the underlying common shares called, up to a maximum of 1,132,075 shares.

    Future issuances of Preferred Stock could, under certain circumstances, be dilutive to holders of Common Stock and would result in a reduction in percentage ownership interest in the Company by holders of Common Stock. In the event of a proposed merger, tender offer, proxy contest or other attempt to gain control of the Company not approved by the Board of Directors, it would be possible, subject to any limitations imposed by applicable law, the Company's Articles of Incorporation, the terms and conditions of any outstanding class or series of Preferred Stock and the applicable rules of any securities exchanges upon which securities of the Company are at any time listed or of other markets in which securities of the Company are at any time listed, for the Board of Directors to authorize the issuance of one or more series of Preferred Stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of the Company. The issuance of Preferred Stock may have an adverse effect on the rights (including voting rights) of holders of Common Stock.

                                  UNDERWRITING

    The Underwriters named below (collectively, the "Underwriters"), for whom Paulson Investment Company, Inc. and Capital West Securities, Inc. are acting as the representatives (the "Representatives") have severally agreed subject to the terms and conditions of the Underwriting Agreement with the Company (the "Underwriting Agreement"), to purchase from the Company and the Company has agreed to sell to the Underwriters the number of shares of Common Stock set forth opposite their respective names below:

                          UNDERWRITER                              NUMBER OF SHARES
Paulson Investment Company, Inc.                                       1,450,000
Capital West Securities, Inc.                                            250,000
John G. Kinnard and Company, Incorporated                                100,000
Fechtor, Detwiler & Co., Inc.                                             50,000
Hanifen, Imhoff Inc.                                                      50,000
Kashner Davidson Securities Corporation                                   50,000
Millennium Financial Group, Inc.                                          50,000
                                                                      ----------
TOTAL                                                                  2,000,000
                                                                      ----------
                                                                      ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions precedent and that the Underwriters purchase all of the shares of Common Stock offered hereby, if any such shares are purchased.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession within the discretion of the Representatives, of which an amount also within the discretion of the Representatives may be reallowed to other dealers. The public offering price and concessions and discounts to dealers may be changed by the Representative after the initial public offering.

    The Company has granted to the Underwriters an option, exercisable not later than 45 days after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions. The Underwriters may exercise this option only to cover any over-allotments in the sale of the 2,000,000 shares of Common Stock offered hereby.

    The Company has agreed to reimburse Paulson Investment Company, Inc., up to a maximum amount of $75,000, for accountable expenses incurred by it in connection with this offering.

    Certain executive officers, directors and 5% shareholders of the Company have agreed not to sell any Common Stock of the Company owned by such person, pursuant to Rule 144 under the Securities Act or otherwise, without the prior written consent of Paulson Investment Company, Inc., for a period of 90 days after the date of this Prospectus.

    The Underwriting Agreement contains indemnity provisions among the Underwriters, the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

    The Company has agreed to issue to the Representatives warrants (the "Representatives' Warrants") to purchase up to 200,000 shares of Common Stock. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus at a price of $6.90 per share and are nontransferable for a period of one year following the date of this Prospectus, except (a) to any of the Underwriters or to individuals who are either an officer or a partner of an Underwriter of (b) by will or the laws of descent and distribution. The holders of the Representatives' Warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profits realized by the Representatives on the sale of the securities issuable on exercise of the Representatives' Warrants may be deemed to be additional underwriting compensation.

    The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                              CERTAIN DEFINITIONS

    Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 DEG. Fahrenheit. Natural gas equivalents are determined using the ratio of six MCF of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six MCF of natural gas equivalent or "MCFE."

    As used in this Prospectus, the following terms have the following specific meanings: "MCF" means thousand cubic feet, "MMCF" means million cubic feet, "BCF" means billion cubic feet, "Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "MCFE" means thousand cubic feet equivalent, "MMCFE" means million cubic feet equivalent, "BCFE" means billion cubic feet equivalent and "MMBtu" means million British thermal units.

    With respect to information concerning the Company's working interests in wells or drilling locations, "gross" gas and oil wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" gas and oil wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

    "CAPITAL EXPENDITURES" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

    A "DEVELOPMENT WELL" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "EXPLORATORY WELL" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

    "UNDEVELOPED ACREAGE" is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether such acreage contains proved reserves.

    "COALBED METHANE" is methane gas from coals in the ground, extracted using conventional oil and gas industry drilling and completion methodology. The gas produced is usually over 90% methane, with a small percentage of ethane and impurities such as carbon dioxide and nitrogen. Methane is the principal component of natural gas. Coalbed methane shares the same markets as conventional natural gas, via the natural gas pipeline infrastructure.

    "PROVED OIL AND GAS RESERVES" are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. "PROVED DEVELOPED RESERVES" are those reserves expected to be recovered through existing wells, with existing equipment and operating methods. "PROVED UNDEVELOPED RESERVES" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for re-completion.

    "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

                                 LEGAL MATTERS

    John B. Wills, Attorney at Law, Denver, Colorado, has acted as counsel for the Company in connection with this offering. Stoel Rives LLP, Portland, Oregon, have acted as counsel for the Underwriter in connection with certain legal matters relating to the securities offered hereby.

                                    EXPERTS

    The consolidated financial statements of Evergreen Resources, Inc. included in this Prospectus and the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Powerbridge, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated in this Prospectus by reference from Evergreen Resources Inc.'s Form 8-K/A dated September 6, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about Powerbridge Inc.'s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The estimated reserve evaluations and related calculations of Resource Services International, Inc. set forth in the Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-2 (herein together with all amendments thereto referred to as the Registration Statement) filed by the Company with the Securities and Exchange Commission (the Commission) under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement including the exhibits thereto, which may be inspected at the Commission's offices without charge, or copies of which may be obtained from the Commission upon payment of prescribed fees.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following Regional Offices of the Commission: Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604, Room 1204, and Jacob K. Javits Building, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material also can be obtained at prescribed rates by writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on Nasdaq, and financial reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, all of which were previously filed with the Commission, are hereby incorporated by reference in this Prospectus:

    The Company's Annual Report on Form 10K for the year ended March 31, 1996.

    The Company's Quarterly Report on Form 10Q for the three months ended June 30, 1996.

    The Company's Proxy Statement dated July 15, 1996, concerning the Company's Annual Meeting of Stockholders held August 15, 1996.

    The Company's Form 8-K dated August 21, 1996 and Form 8-K/A dated September 6, 1996 concerning the acquisition of certain limited partnership interests owned by Energy Investors Fund, LP and Energy Investors Fund, II and the merger of Powerbridge, Inc. with a subsidiary of the Company.

    All documents filed by the Company prior to the date of this Prospectus pursuant to Sections 13(a),13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of those documents.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, including any beneficial owner, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to James S. Williams, Chairman, Evergreen Resources, Inc., 1512 Larimer Street, Suite 1000, Denver, Colorado, 80202, (303) 534-0400.

                         INDEX TO FINANCIAL STATEMENTS

EVERGREEN RESOURCES, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  Financial Statements:

  Pro Forma Explanatory Headnote                                                             F-2

  For the Three Months Ended June 30, 1996 (Unaudited)

    Unaudited Pro Forma Consolidated Balance Sheet                                           F-3

    Unaudited Pro Forma Consolidated Statement of Operations                                 F-4

  For the Year Ended March 31, 1996 (Unaudited)

    Unaudited Pro Forma Consolidated Statement of Operations                                 F-5

    Notes to Pro Forma Consolidated Financial Statements                                     F-6

EVERGREEN RESOURCES, INC. AND SUBSIDIARIES

  Report of Independent Certified Public Accountants                                         F-7

  Consolidated Balance Sheets, June 30, 1996 (unaudited) and March 31, 1996 and 1995         F-8

  Consolidated Statements of Operations for the Three Months Ended June 30, 1996 and
    1995 (unaudited) and for the Years Ended March 31, 1996, 1995 and 1994                   F-9

  Consolidated Statements of Stockholders' Equity for the Three Months Ended June 30,
    1996 (unaudited) and for the Years Ended March 31, 1996, 1995 and 1994                  F-10

  Consolidated Statements of Cash Flows for the Three Months Ended June 30, 1996 and
    1995 (unaudited) and for the Years Ended March 31, 1996, 1995 and 1994                  F-11

  Notes to Consolidated Financial Statements                                                F-15

                   EVERGREEN RESOURCES, INC AND SUBSIDIARIES

            PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition by Evergreen Resources, Inc. ("the Company" or "Evergreen") of 100% of the outstanding common stock of Powerbridge, Inc. and the limited partnership interests of Energy Investors Funds I and II (collectively "PBI") pursuant to the Agreement between the parties; to reflect the issuance of 1,162,266 of the Company's common stock and the assumption of $3.6 million in long-term debt, and are based on the estimates and assumptions set forth herein. This unaudited pro forma information has been prepared utilizing the historical financial statements and notes thereto, which are incorporated by reference herein. The unaudited pro forma financial data does not purport to be indicative of the results which actually would have been obtained had the purchase been effected on the dates indicated or of the results which may be obtained in the future. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements set forth herein.

    The pro forma consolidated balance sheet assumes the acquisition was consummated at June 30, 1996. The accompanying unaudited pro forma statements of operations have been derived from the statements of operations of the Company for the three months ended June 30, 1996 and PBI for the three months ended June 30, 1996 and statements of operations of the Company for the fiscal year ended March 31, 1996 and PBI for the year ended December 31, 1995, and adjust such information to give effect to the acquisition as if the acquisition had occurred as of the beginning of each of the periods presented.

                   EVERGREEN RESOURCES, INC AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996

                                                             POWERBRIDGE, INC.
                                                       ------------------------------
                                                                       PRO FORMA       CONSOLIDATED
                                           EVERGREEN     ACTUAL       ADJUSTMENTS        PRO FORMA
                                          -----------  ----------  ------------------  -------------
ASSETS
CURRENT ASSETS
  Cash                                    $ 1,440,449  $  176,852  $                    $ 1,617,301
  Accounts receivable:
    Oil and gas sales                         265,455     439,211                           704,666
    Other                                   1,240,464      66,850                         1,307,314
  Prepaid expenses                            303,172     139,817                           442,989
                                          -----------  ----------  ------------------  -------------
      TOTAL CURRENT ASSETS                  3,249,540     822,730                         4,072,270
                                          -----------  ----------  ------------------  -------------
PROPERTY AND EQUIPMENT, AT COST
  Proved oil and gas properties, full
    cost                                   37,357,042   3,965,153    3,568,389(a)        44,890,584
  Unevaluated properties                    7,946,873                  600,000(a)         8,546,873
  Gas gathering equipment                   5,310,184   3,478,563                         8,788,747
  Support equipment                           622,838      51,819                           674,657
                                          -----------  ----------  ------------------  -------------
    Total cost                             51,236,937   7,495,535    4,168,389           62,900,861
  Less accumulated dd & a                 (11,746,864)   (208,321)     208,321(a)       (11,746,864)
                                          -----------  ----------  ------------------  -------------
      NET PROPERTY AND EQUIPMENT           39,490,073   7,287,214    4,376,710           51,153,997
DESIGNATED CASH                             1,059,233                                     1,059,233
OTHER ASSETS                                  756,106     206,187     (178,689)(b)          783,604
                                          -----------  ----------  ------------------  -------------
                                          $44,554,952  $8,316,131  $ 4,198,021          $57,069,104
                                          -----------  ----------  ------------------  -------------
                                          -----------  ----------  ------------------  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                        $   769,154  $  530,797  $   100,000(a)         1,399,951
  Accrued expenses and other                  287,936     428,555     (250,000)(b)          466,491
  Amounts payable to oil and gas
    property owners                         1,176,194                                     1,176,194
                                          -----------  ----------  ------------------  -------------
  TOTAL CURRENT LIABILITIES                 2,233,284     959,352     (150,000)           3,042,636
PRODUCTION TAXES PAYABLE                    1,059,233                                     1,059,233
LONG-TERM LIABILITIES                       2,239,678   4,589,701     (584,901)(b)        6,244,478
                                          -----------  ----------  ------------------  -------------
    TOTAL LIABILITIES                       5,532,195   5,549,053     (734,901)          10,346,347
                                          -----------  ----------  ------------------  -------------
REDEEMABLE PREFERRED STOCK                  7,500,000                                     7,500,000
                                          -----------  ----------  ------------------  -------------
MINORITY INTERESTS                                      3,434,330   (3,434,330)(a)               --
                                          -----------  ----------  ------------------  -------------
COMMON STOCKHOLDERS' EQUITY
  Common stock                                 58,998       5,470        6,153(a)            70,621
  Additional paid-in capital               41,822,026                7,688,377(a)        49,510,403
  Foreign exchange gain (loss)               (394,582)                                     (394,582)
  Deficit                                  (9,963,685)   (672,722)     672,722 (a),(b    (9,963,685)
                                          -----------  ----------  ------------------  -------------
    TOTAL COMMON STOCKHOLDERS' EQUITY      31,522,757    (667,252)   8,367,252           39,222,757
                                          -----------  ----------  ------------------  -------------
                                          $44,554,952  $8,316,131  $ 4,198,021          $57,069,104
                                          -----------  ----------  ------------------  -------------
                                          -----------  ----------  ------------------  -------------

         See accompanying Headnote and Notes to Pro Forma Consolidated
                             Financial Statements.

                   EVERGREEN RESOURCES, INC AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                              POWERBRIDGE, INC. PERIOD ENDED
                                EVERGREEN              JUNE 30, 1996
                               THREE MONTHS   -------------------------------
                              ENDED JUNE 30,                  PRO FORMA        CONSOLIDATED
                                   1996       ACTUAL(I)      ADJUSTMENTS         PRO FORMA
                              --------------  ---------  --------------------  -------------
REVENUE
  Oil and gas production       $    526,344   $ 499,741  $ (190,427)(i)         $   835,658
  Oil and gas services              190,909                 (18,945)(c)             171,964
  Interest                           51,599       7,114      (3,229)(i)              55,484
  Other income                       10,028      17,069     (17,069)(d),(i)          10,028
                              --------------  ---------  ----------            -------------
    TOTAL REVENUE                   778,880     523,924    (229,670)              1,073,134
                              --------------  ---------  ----------            -------------
COSTS AND EXPENSES
  Cost of production                131,953     150,365     (73,097)(c),(e),(i)      209,221
  Gas gathering costs                43,898                                          43,898
  Cost of oil and gas
    services                        184,841                  12,884(e)              197,725
  Depreciation, depletion
    and amortization                201,840      86,284      (7,301)(f),(i)         280,823
  General and administrative        149,270     233,893    (233,893)(g),(i)         149,270
  Interest expense                    9,385     255,906    (160,022)(h),(i)         105,269
  Other                              (2,337)                                         (2,337)
                              --------------  ---------  ----------            -------------
    TOTAL EXPENSES                  718,850     726,448    (461,429)                983,869
                              --------------  ---------  ----------            -------------
NET INCOME (LOSS)                    60,030   $(202,524) $  231,759                  89,265
                                              ---------  ----------
                                              ---------  ----------
PREFERRED STOCK CASH
  DIVIDENDS                         150,000                                         150,000
                              --------------                                   -------------
NET LOSS ATTRIBUTABLE TO
  COMMON STOCK                 $    (89,970)                                    $   (60,735)
                              --------------                                   -------------
                              --------------                                   -------------
LOSS PER SHARE OF COMMON
  STOCK                        $      (0.02)                                    $     (0.01)
                              --------------                                   -------------
                              --------------                                   -------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
  (J)                             5,899,736                                       7,062,002
                              --------------                                   -------------
                              --------------                                   -------------

         See accompanying Headnote and Notes to Pro Forma Consolidated
                             Financial Statements.

                   EVERGREEN RESOURCES, INC AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                               POWERBRIDGE, INC. YEAR ENDED
                                                     DECEMBER 31, 1995
                              EVERGREEN YEAR  -------------------------------
                               ENDED MARCH                     PRO FORMA       CONSOLIDATED
                                 31, 1996       ACTUAL        ADJUSTMENTS        PRO FORMA
                              --------------  -----------  ------------------  -------------
REVENUE
  Oil and gas production       $  1,392,695   $   189,829  $   156,945(e)       $ 1,739,469
  Oil and gas services              779,146                    (77,954)(c)          701,192
  Interest                          206,769                      6,728(e)           213,497
  Other income                      556,221       122,389     (122,389)(d)          556,221
                              --------------  -----------  ------------------  -------------
    TOTAL REVENUE                 2,934,831       312,218      (36,670)           3,210,379
                              --------------  -----------  ------------------  -------------
COSTS AND EXPENSES
  Cost of production                875,543       297,058      (45,281)(c),(e)    1,127,320
  Cost of oil and gas
    services                        727,121                     39,442(e)           766,563
  Depreciation, depletion
    and amortization                589,936       270,285     (175,546)(f)          684,675
  General and administrative        818,805       760,311     (760,311)(g),(e)      818,805
  Interest expense                   36,620       294,756     (117,417)(h)          213,959
  Other                             (10,997)                                        (10,997)
                              --------------  -----------  ------------------  -------------
    TOTAL EXPENSES                3,037,028     1,622,410   (1,059,113)           3,600,325
                              --------------  -----------  ------------------  -------------
NET LOSS                           (102,197)  $(1,310,192) $ 1,022,443             (389,946)
                                              -----------  ------------------
                                              -----------  ------------------
PREFERRED STOCK CASH
  DIVIDENDS                         504,620                                         504,620
                              --------------                                   -------------
                              --------------                                   -------------
NET LOSS ATTRIBUTABLE TO
  COMMON STOCK                 $   (606,817)                                    $  (894,566)
                              --------------                                   -------------
                              --------------                                   -------------
LOSS PER SHARE OF COMMON
  STOCK                        $      (0.10)                                    $     (0.13)
                              --------------                                   -------------
                              --------------                                   -------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
  (J)                             5,800,036                                       6,962,302
                              --------------                                   -------------
                              --------------                                   -------------

         See accompanying Headnote and Notes to Pro Forma Consolidated
                             Financial Statements.

                   EVERGREEN RESOURCES, INC. AND SUBSIDIARIES

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a) Reflects the allocation of PBI's purchase price, consisting of 1,162,266 shares of the Company's common stock at $7,700,000 ($6.625 per share). The purchase price has been allocated as follows:

Proved oil and gas properties                                     3,776,000
Unevaluated properties                                              600,000
Amounts attributable to minority interest, PBI deficit and
  miscellaneous                                                   3,324,000
                                                                 ----------
    Total                                                        $7,700,000
                                                                 ----------
                                                                 ----------

(b) Reflects the forgiveness of debt and accrued interest (total $835,000) negotiated as part of the acquisition and elimination of intangible assets not related to the business combination.

(c) Reflects the elimination of overhead charges and management fees billed by Evergreen to PBI for which billing discontinued with the acquisition.

(d) Reflects the elimination of PBI non-operating income amounts which discontinue with the Evergreen acquisition and amounted to $17,000 for the six months ended June 30, 1996 and $122,000 for the year ended December 31, 1995.

(e) To reclassify PBI's gas revenue and production expenses to conform to Evergreen's financial statement presentation and to eliminate PBI's production expenses ($30,250 for the three month period and $111,000 for the year) which terminated as a result of the acquisition.

(f) To adjust depreciation, depletion and amortization for additional $3,776,000 of purchase price allocation to proved oil and gas properties and converting PBI to full cost method of accounting utilizing combined Evergreen and PBI reserve amounts.

(g) Reflects elimination of general and administrative expenses terminated as a result of the acquisition.

(h) To eliminate interest expense on $750,000 in debt forgiven as part of the acquisition which bore interest at rates ranging from prime to 20%.

(i) Actual results for PBI encompass the six months ended June 30, 1996 and therefore results for the three months ended March 31, 1996 are eliminated to make the PBI period presented correspond with those for Evergreen.

(j) Pro forma weighted average shares reflect the issuance of 1,162,266 shares of Evergreen's common stock for the acquisition of PBI for all periods presented.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors
Evergreen Resources, Inc.
Denver, Colorado

    We have audited the accompanying consolidated balance sheets of Evergreen Resources, Inc. and subsidiaries as of March 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Resources, Inc. and subsidiaries as of March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                                     BDO SEIDMAN, LLP

Denver, Colorado

May 24, 1996

                           EVERGREEN RESOURCES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                   MARCH 31,
                                                                JUNE 30,    ------------------------
                                                                  1996         1996         1995
                                                               -----------  -----------  -----------
                                                               (Unaudited)
CURRENT:
  Cash and cash equivalents                                    $ 1,440,449  $ 3,702,511  $ 2,038,157
  Accounts receivable:
    Joint interest billings and other                            1,240,464      897,142      945,557
    Oil and gas sales                                              265,455      237,178      297,602
  Other current assets                                             303,172      132,446       76,341
                                                               -----------  -----------  -----------
Total current assets                                             3,249,540    4,969,277    3,357,657
                                                               -----------  -----------  -----------
PROPERTY AND EQUIPMENT (NOTE 15):
  Proved oil and gas properties, based on full-cost
    accounting                                                  37,357,042   36,378,828   33,442,534
  Unevaluated properties not subject to amortization             7,946,873    7,792,739    8,136,519
  Gas gathering equipment                                        5,310,184    4,415,439    3,417,086
  Support equipment                                                622,838      595,656      676,051
                                                               -----------  -----------  -----------
                                                                51,236,937   49,182,662   45,672,190
  Less accumulated depreciation, depletion and amortization     11,746,864   11,558,516   11,140,276
                                                               -----------  -----------  -----------
Net property and equipment                                      39,490,073   37,624,146   34,531,914

DESIGNATED CASH (NOTE 3)                                         1,059,233      770,076      593,024
OTHER ASSETS                                                       756,106      808,218      657,573
                                                               -----------  -----------  -----------
                                                               $44,554,952  $44,171,717  $39,140,168
                                                               -----------  -----------  -----------
                                                               -----------  -----------  -----------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                             $   769,154  $ 1,204,378  $   700,201
  Amounts payable to oil and gas property owners                 1,176,194    1,123,465      711,307
  Accrued expenses and other                                       287,936      162,127       89,646
                                                               -----------  -----------  -----------
Total current liabilities                                        2,233,284    2,489,970    1,501,154
Production taxes payable                                         1,059,233      770,076      593,024
Long-term liabilities (Notes 10 and 14)                          2,239,678    1,822,834    1,094,128
                                                               -----------  -----------  -----------
Total liabilities                                                5,532,195    5,082,880    3,188,306
                                                               -----------  -----------  -----------
REDEEMABLE PREFERRED STOCK (NOTE 5)                              7,500,000    7,500,000    3,750,000
                                                               -----------  -----------  -----------
COMMITMENTS (NOTES 10 AND 14)

STOCKHOLDERS' EQUITY (Notes 6 and 7):
  Common stock, $.01 stated value; shares authorized,
    50,000,000; shares issued and outstanding, 5,899,736,
    5,899,736 and 5,672,159                                         58,998       58,998       56,721
  Additional paid-in capital                                    41,822,026   41,822,026   41,419,179
  Accumulated deficit                                           (9,963,685)  (9,873,715)  (9,266,898)
  Foreign currency translation adjustment                         (394,582)    (418,472)      (7,140)
                                                               -----------  -----------  -----------
Total stockholders' equity                                      31,522,757   31,588,837   32,201,862
                                                               -----------  -----------  -----------
                                                               $44,554,952  $44,171,717  $39,140,168
                                                               -----------  -----------  -----------
                                                               -----------  -----------  -----------

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  THREE MONTHS ENDED
                                       JUNE 30,                YEAR ENDED MARCH 31,
                                ----------------------  ----------------------------------
                                   1996        1995        1996        1995        1994
                                ----------  ----------  ----------  ----------  ----------
                                     (Unaudited)
REVENUES:
  Oil and gas production (Note
    7)                          $  526,344  $  283,739  $1,392,695  $1,916,262  $2,207,102
  Oil and gas services (Note
    11)                            190,909     185,890     779,146     858,298   1,102,572
  Interest and dividends            51,599      23,190     206,769     116,320     238,135
  Other (Note 11)                   10,028      15,210     556,221     459,948     794,378
                                ----------  ----------  ----------  ----------  ----------
Total revenues                     778,880     508,029   2,934,831   3,350,828   4,342,187
                                ----------  ----------  ----------  ----------  ----------
COSTS AND EXPENSES:
  Cost of production and
    operations                     131,953     248,213     875,543   1,231,669   1,259,478
  Gas gathering costs               43,898      58,275          --          --          --
  Cost of oil and gas services     184,841     195,095     727,121     789,778     928,890
  Depreciation, depletion and
    amortization                   201,840     167,150     589,936     709,008     659,820
  General and administrative
    expenses                       149,270     202,260     818,805     850,088   1,349,768
  Interest expense                   9,385       9,214      36,620      29,688          --
  Other                             (2,337)     (7,709)    (10,997)    351,158     100,682
                                ----------  ----------  ----------  ----------  ----------
Total costs and expenses           718,850     872,498   3,037,028   3,961,389   4,298,638
                                ----------  ----------  ----------  ----------  ----------
NET INCOME (LOSS)                   60,030    (364,469)   (102,197)   (610,561)     43,549
Preferred stock dividends
 (Note 5)                          150,000      75,000     504,620      94,167          --
                                ----------  ----------  ----------  ----------  ----------
NET INCOME (LOSS) ATTRIBUTABLE
 TO COMMON STOCK                $  (89,970) $ (439,469) $ (606,817) $ (704,728) $   43,549
                                ----------  ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------
NET INCOME (LOSS) PER COMMON
 SHARE                          $     (.02) $     (.08) $     (.10) $     (.13) $      .01
                                ----------  ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING                     5,899,736   5,672,159   5,800,036   5,446,741   5,234,636
                                ----------  ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------  ----------

See accompanying summary of accounting policies and notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1996, 1995 AND 1994
                  AND FOR THE THREE MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                        COMMON STOCK
                                   ----------------------
                                                                                         FOREIGN
                                     $.01 STATED VALUE     ADDITIONAL                   CURRENCY        TOTAL
                                   ----------------------    PAID-IN     ACCUMULATED   TRANSLATION  STOCKHOLDERS'
                                    SHARES      AMOUNT       CAPITAL       DEFICIT     ADJUSTMENT       EQUITY
                                   ---------  -----------  -----------  -------------  -----------  --------------
Balance, April 1, 1993             4,958,120   $  49,581   $39,086,812   $(8,605,720)   $(504,113)   $ 30,026,560
  Exercise of stock purchase
    warrants                          18,750         188        46,688            --           --          46,876
  Common stock issued to ESOP         30,000         300       125,325            --           --         125,625
  Issuance of common stock as
    employee bonus                    51,500         515       175,798            --           --         176,313
  Other increases                        131           1          (575)           --           --            (574)
  Foreign currency translation            --          --            --            --       (5,210)         (5,210)
  Net income                              --          --            --        43,549           --          43,549
                                   ---------  -----------  -----------  -------------  -----------  --------------
Balance, March 31, 1994            5,058,501      50,585    39,434,048    (8,562,171)    (509,323)     30,413,139
  Issuance of common stock for
    well interests (Note 6)          501,040       5,010     1,748,630            --           --       1,753,640
  Issuance of common stock (Note
    6)                                81,368         813       158,688            --           --         159,501
  Exercise of stock purchase
    warrants (Note 6)                 31,250         313        77,813            --           --          78,126
  Foreign currency translation            --          --            --            --      502,183         502,183
  Preferred stock dividends               --          --            --       (94,167)          --         (94,167)
  Net loss                                --          --            --      (610,560)          --        (610,560)
                                   ---------  -----------  -----------  -------------  -----------  --------------
Balance, March 31, 1995            5,672,159      56,721    41,419,179    (9,266,898)      (7,140)     32,201,862
  Exercise of stock purchase
    warrants (Note 6)                159,059       1,592       302,315            --           --         303,907
  Common stock issued to ESOP         10,000         100        19,900            --           --          20,000
  Issuance of common stock for
    services                          55,000         550       116,840            --           --         117,390
  Other                                3,518          35       (36,208)           --           --         (36,173)
  Preferred stock dividends               --          --            --      (504,620)          --        (504,620)
  Foreign currency translation            --          --            --            --     (411,332)       (411,332)
  Net loss                                --          --            --      (102,197)          --        (102,197)
                                   ---------  -----------  -----------  -------------  -----------  --------------
Balance, March 31, 1996            5,899,736      58,998    41,822,026    (9,873,715)    (418,472)     31,588,837
Preferred stock dividends
  (unaudited)                             --          --            --      (150,000)          --        (150,000)
Foreign currency translation
  (unaudited)                             --          --            --            --       23,890          23,890
Net income (unaudited)                    --          --            --        60,030           --          60,030
                                   ---------  -----------  -----------  -------------  -----------  --------------
Balance, June 30, 1996
  (unaudited)                      5,899,736   $  58,998   $41,822,026   $(9,963,685)   $(394,582)   $ 31,522,757
                                   ---------  -----------  -----------  -------------  -----------  --------------
                                   ---------  -----------  -----------  -------------  -----------  --------------

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                THREE MONTHS ENDED JUNE
                                                          30,                     YEAR ENDED MARCH 31,
                                                ------------------------  -------------------------------------
                                                    1996         1995        1996         1995         1994
                                                ------------  ----------  -----------  -----------  -----------
                                                      (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)                              $   60,030   $ (364,469) $  (102,197) $  (610,561) $    43,549
  Adjustments to reconcile net income (loss)
    to cash (used in) provided by operating
    activities:
    Depreciation, depletion and amortization        201,840      167,150      589,936      708,933      659,820
    Gain on sale of subsidiaries                         --           --     (525,287)    (330,856)          --
    Writedown of investments                             --           --           --      217,438           --
    (Gain) loss on sale of marketable
      securities                                         --           --           --      113,074      (24,996)
    Stock issued for services                            --           --       31,555       50,837      131,871
    Other                                            13,792       10,280           --           --           --
    Changes in operating assets and
      liabilities:
      Accounts receivable                          (374,671)    (126,204)     106,209      770,058   (1,153,551)
      Other current assets                         (169,264)     (16,762)     (56,520)      82,881     (140,437)
      Accounts payable                             (435,396)     219,571    1,010,077     (633,403)   1,021,449
      Accrued expenses                              161,694      (50,208)      76,178       39,228      (52,521)
                                                ------------  ----------  -----------  -----------  -----------
Net cash (used in) provided by operating
  activities                                       (541,975)    (160,642)   1,129,951      407,629      485,184
                                                ------------  ----------  -----------  -----------  -----------
INVESTING ACTIVITIES:
  Purchase of marketable securities                      --           --           --           --   (5,281,930)
  Sale of marketable securities                          --           --           --    2,014,708   10,204,140
  Investment in property and equipment           (1,882,324)    (997,067)  (3,988,233)  (6,844,206)  (6,278,393)
  Proceeds from sale of oil and gas assets and
    support equipment                               350,000       21,000      540,413    1,324,390    1,125,875
  Proceeds from sale of subsidiary                       --           --      580,000           --           --
  Designated cash                                  (289,157)     207,562     (177,052)    (144,307)    (165,405)
  Change in production taxes payable                289,157     (207,562)     177,052      144,307      158,655
  Change in other assets                             11,880      112,889      104,058      546,843      (69,821)
                                                ------------  ----------  -----------  -----------  -----------
Net cash used in investing activities            (1,520,444)    (863,178)  (2,763,762)  (2,958,265)    (306,879)
                                                ------------  ----------  -----------  -----------  -----------
FINANCING ACTIVITIES:
  Proceeds from issuance of redeemable
    preferred stock, net                                 --           --    3,714,736    3,685,532           --
  Dividends paid on preferred stock                (150,000)     (75,000)    (504,620)     (94,167)          --
  Proceeds from issuance of common stock                 --           --      303,904       77,584       47,117
  Principal payments on capital lease
    obligations                                     (16,033)     (13,283)     (46,526)          --           --
  Debt issue costs                                       --      (23,546)     (49,037)     (57,541)     (33,689)
  Change in cash held from operating oil and
    gas properties                                  (29,897)     535,567      (89,880)      23,964      228,071
                                                ------------  ----------  -----------  -----------  -----------
  Net cash (used in) provided by financing
    activities                                     (195,930)     423,738    3,328,577    3,635,372      241,499
                                                ------------  ----------  -----------  -----------  -----------
Effect of exchange rate changes on cash              (3,713)      10,425      (30,412)      23,148       (1,081)
                                                ------------  ----------  -----------  -----------  -----------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                    (2,262,062)    (589,657)   1,664,354    1,107,884      418,723
CASH AND CASH EQUIVALENTS, beginning of period    3,702,511    2,038,742    2,038,157      930,273      511,550
                                                ------------  ----------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of period         $1,440,449   $1,449,085  $ 3,702,511  $ 2,038,157  $   930,273
                                                ------------  ----------  -----------  -----------  -----------
                                                ------------  ----------  -----------  -----------  -----------

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           EVERGREEN RESOURCES, INC.

                         SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

    The financial statements include the accounts of Evergreen Resources, Inc.
(ERI) and its wholly-owned subsidiaries (the "Company"); Evergreen Operating Corporation (EOC) and Evergreen Resources (UK) Ltd. EOC has a 50% ownership in a joint venture, Primero Gas Marketing Co., formerly known as Primero Gas Gathering Co., (Primero), which is recorded on a pro-rata consolidation basis.

    The companies are engaged in the operation, acquisition, exploration and development of oil and gas properties. All significant intercompany balances and transactions have been eliminated in consolidation.

CONCENTRATIONS OF CREDIT RISK

    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents.

    The Company's cash equivalents are cash investment funds which are placed with a major financial institution. The investment policy limits the Company's exposure to concentrations of credit risk.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OIL AND GAS PROPERTIES

    The Company follows the full-cost method of accounting for oil and gas properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells and other related costs. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves (see Note 15), and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized.

    Depreciation and depletion of proved oil and gas properties is computed on the units-of-production method based upon estimates of proved reserves with oil and gas being converted to a common unit of measure based on their relative energy content. Unproved oil and gas properties, including any related capitalized interest expense, are not amortized, but are assessed for impairment either individually or on an aggregated basis.

GAS GATHERING AND SUPPORT EQUIPMENT

    Gas gathering and support equipment are stated at cost. Depreciation and amortization for the gas gathering system is computed on the units-of-production method based upon estimated gas production over a twenty-year life. Certain gas gathering system components and other support equipment are depreciated using the straight-line method over the estimated useful lives of the assets of 3 to 20 years.

                           EVERGREEN RESOURCES, INC.

AMOUNTS PAYABLE TO OIL AND GAS PROPERTY OWNERS

    Amounts payable to oil and gas property owners consist of cash calls from working interest owners to pay for development costs of properties being currently developed, production revenue that the Company, as operator, is collecting and distributing to revenue interest owners and production revenue taxes that the Company, as operator, has withheld for timely payment to the tax agencies.

INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method". Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

MANAGEMENT AND OPERATOR FEES

    The Company receives management fees for services performed as the managing venturer and operator for a gas gathering and pipeline joint venture. Such fees are included in income. Income from operating wells for third parties is recognized pursuant to the applicable operating agreements when the services are performed.

NET INCOME (LOSS) PER SHARE

    Net income (loss) per common share has been computed by dividing net income
(loss), after reduction for preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding during each of the periods presented. Options and warrants to purchase stock are included as common stock equivalents when dilutive. In 1994, common stock equivalents of 221,029 shares are included in the weighted average number of common shares outstanding. Common stock equivalents are not utilized in 1996 and 1995 as their effect is antidilutive.

CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based Compensation". SFAS No. 121 provides standards for accounting for the impairment of various long-lived assets. The Company uses the full cost method of accounting for its oil and gas properties, which requires an impairment to be recorded when total capitalized costs exceed the present value, discounted at 10%, of estimated future net cash flows from proved oil and gas

                           EVERGREEN RESOURCES, INC.

reserves. Therefore, the adoption of SFAS 121 is not expected to have a material effect on the financial position or results of operations of the Company.

    SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company has not yet determined how SFAS No. 123 will be adopted nor its impact on the financial statements. Both statements are effective for fiscal years beginning after December 15, 1995.

DEFERRED OFFERING COSTS

    Costs incurred in connection with the Company's anticipated public offering are deferred and will be charged against stockholder's equity upon the successful completion of the offering or charged to expense if the offering is not consummated.

RECLASSIFICATIONS

    Certain items included in prior years financial statements have been reclassified to conform to current year presentation.

UNAUDITED PERIODS

    The financial information with respect to the three months ended June 30, 1996 and 1995, is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such period. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

                           EVERGREEN RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

1. ACQUISITION AGREEMENT

    On August 15, 1996, effective August 1, 1996, the Company acquired the limited partnership interests of Energy Investors Fund, LP and Energy Investors Fund II, LP in PBI Fuels, LP and 100% of the common stock of Powerbridge Inc. for a purchase price of $11.3 million. The purchase price is comprised of 1,162,266 shares of restricted common stock valued at $7.7 million and the assumption of $3.6 million of long-term debt. The assets acquired included 37.5 billion cubic feet (BCF) of proved natural gas reserves, approximately 24 BCF of which are developed, together with 25% working interest in 120,000 gross acres and a 50% interest in an associated gas gathering and marketing system, Primero, which EOC already owns a 50% interest in. All of these assets are located on the Company's present acreage position in the Raton Basin, Las Animas County, Colorado. The acquisition will be accounted for under the purchase method of accounting.

    Assuming the Company's acquisition as discussed above had been completed at the beginning of the periods below, pro forma results of operations for such period would have been:

                                              THREE MONTHS
                                             ENDED JUNE 30,    YEAR ENDED
                                                  1996       MARCH 31, 1996
                                             --------------  ---------------
Revenues                                      $  1,073,134     $ 3,210,379
Net income (loss)                                   89,265        (389,946)
Net loss attributable to common stock              (60,735)       (894,566)
Loss per share of common stock                        (.01)           (.13)

    The pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition been completed for such periods.

2. FINANCING AGREEMENTS

    The Company has a revolving line of credit with a bank. Subsequent to March 31, 1996 the available borrowing base (derived from oil and gas reserves) was increased to $15,000,000. Interest on any borrowings outstanding is at the bank's prime rate and is paid monthly. The line of credit matures in August 1997. There are no restrictions associated with advances under the line. An annual facility fee of one-half of one percent is charged quarterly for any unused portion of the credit line. The agreement is collateralized by oil and gas properties and also contains certain net worth and ratio requirements. No amounts were outstanding under the line of credit at June 30, 1996, March 31, 1996 and 1995.

3. DESIGNATED CASH AND RELATED PRODUCTION TAXES PAYABLE

    Designed cash represents the cash withheld for payment of production taxes from third party revenue interest owners. The non-current portion of production taxes payable relates to ad valorem taxes collected for production through March, 1996 which is not payable until fiscal 1997 or later. The related cash collected from third party revenue interest owners designated for payment of non-current ad valorem taxes is reflected as a non-current asset.

4. INCOME TAXES

    Due primarily to the availability of net operating loss carryovers, the Company had no significant taxable income during the years ended March 31, 1996, 1995 and 1994.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

4. INCOME TAXES (CONTINUED)
    A reconciliation of the effective tax rates and the statutory U.S. federal income tax rates is as follows:

                                     THREE MONTHS ENDED
                                          JUNE 30,                YEAR ENDED MARCH 31,
                                   ----------------------  ----------------------------------
                                      1996        1995        1996        1995        1994
                                   ----------  ----------  ----------  ----------  ----------
Percent of pre-tax income tax at
 U.S. federal statutory rates          (34.0)%     (34.0)%     (34.0)%     (34.0)%      34.0%
State income taxes, net of
 federal tax benefit                    (3.3)       (3.3)       (3.3)       (3.3)        3.3
Expenses not deductible for taxes         --          --          --         2.2         1.8
Increase in deferred tax asset
 valuation allowance                    37.3        37.3        37.3        35.1       (39.1)
                                       -----       -----       -----       -----       -----
Effective tax rate                        --%         --%         --%         --%         --%
                                       -----       -----       -----       -----       -----
                                       -----       -----       -----       -----       -----

    The components of the net deferred income tax in the accompanying balance sheets are as follows:

                                                           MARCH 31,
                                        JUNE 30,    ------------------------
                                          1996         1996         1995
                                       -----------  -----------  -----------
Deferred tax assets                    $ 2,354,000  $ 2,064,000  $ 1,224,000
Valuation allowance                    $(2,354,000)  (2,064,000)  (1,224,000)
                                       -----------  -----------  -----------
Net deferred tax asset                 $        --  $        --  $        --
                                       -----------  -----------  -----------
                                       -----------  -----------  -----------

    The Company recorded a valuation allowance at June 30, 1996 and March 31, 1996 and 1995 equal to the excess of deferred tax assets over deferred tax liabilities as they are unable to determine that these tax benefits are more likely than not to be realized.

    The components of the net deferred tax assets and liabilities are shown below:

                                                           MARCH 31,
                                        JUNE 30,    ------------------------
                                          1996         1996         1995
                                       -----------  -----------  -----------
Net operating loss carryforward        $ 4,903,000  $ 4,551,000  $ 3,680,000
Revenues and other                         151,000      201,000        9,000
                                       -----------  -----------  -----------
Total gross deferred tax assets          5,054,000    4,752,000    3,689,000
Valuation allowance                     (2,354,000)  (2,064,000)  (1,224,000)
                                       -----------  -----------  -----------
Net deferred tax asset                   2,700,000    2,688,000    2,465,000
Deferred tax liability--
 depreciation, depletion and
 amortization                           (2,700,000)  (2,688,000)  (2,465,000)
                                       -----------  -----------  -----------
Net deferred taxes                     $        --  $        --  $        --
                                       -----------  -----------  -----------
                                       -----------  -----------  -----------

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

4. INCOME TAXES (CONTINUED)
    As of June 30, 1996, the Company has net operating loss carryforwards for tax purposes of approximately $12,000,000. Issuances of common stock and common stock equivalents during 1988 and 1990 limits a portion of this amount to approximately $330,000 per year (additional amounts would be available to offset gains on the sale of assets) through 2003. In addition, unused investment tax credits of $89,000 are available to offset income taxes payable through 2001.

5. REDEEMABLE PREFERRED STOCK

    In December 1994, the Company issued $3,750,000 in redeemable preferred stock. The Company received an additional $3,750,000 in July 1995 by issuing an additional 3,750,000 shares.

    All outstanding shares of the preferred stock plus accrued dividends must be redeemed by the Company on the tenth anniversary of the original issuance. Commencing in December 1999, the Company is required to fund an annual mandatory sinking fund of $1,250,000. The preferred stock is also callable at the Company's option at a call price equal to par value, plus accrued dividends.

    Cumulative annual cash dividends of 8% are payable quarterly. During the year ended March 31, 1996 and 1995, the Company paid $504,620 and $94,167 in dividends. The preferred stock was originally convertible at a price of $8.34 per share into 899,281 shares of the Company's common stock. Due to the PBI acquisition the preferred stock is now convertible at a price of $6.625 per share into 1,132,075 shares of the Company's common stock.

    During the three months ended June 30, 1996 and 1995 the Company paid $150,000 and $75,000 in dividends.

6. STOCKHOLDERS' EQUITY

    During the year ended March 31, 1996, pursuant to the exercise of certain stock purchase warrants, 71,250 shares of common stock were issued at $2.50 per share, in exchange for 30,941 shares of common stock currently issued and outstanding with a market value of approximately $5.50. In addition, 118,750 shares of common stock were issued under terms of warrants previously granted, resulting in proceeds to the Company of $303,907. In 1996, the Company issued common stock valued at $117,390 as a bonus to certain employees. Subsequent to June 30, 1996, the Company issued common stock as a bonus to certain employees and 10,000 shares were distributed to the Company's Employee Stock Ownership Plan.

    During the year ended March 31, 1995, 31,250 shares of common stock were issued under terms of warrants previously granted, yielding proceeds to the Company of $78,126. Additionally, the Company issued common stock valued at $168,000 as a bonus to employees and $50,000 as payment in lieu of salary.

    In August 1994, the Company issued 501,040 shares of common stock valued at $1,753,640 in exchange for certain working interest in wells in the San Juan Basin in a non-cash transaction.

    In 1994, the Company issued common stock valued at $125,625 to the Employee Stock Ownership Plan and issued common stock as a bonus valued at $176,313 to employees.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

7. STOCK OPTIONS

    Under the terms of its Key Employee Equity Plan, options and/or warrants are granted to key employees at not less than the market price of the Company's common stock on the date of grant. The presently outstanding warrants expire in 1997 to 2000.

                                                                    EXERCISE
                                                                    PRICE PER
                                                       WARRANTS       SHARE
                                                      -----------  -----------
April 1, 1993                                            468,300   $ 2.50-8.75
  Granted                                                 79,000          9.50
  Exercised                                              (18,750)         2.50
                                                      -----------  -----------
March 31, 1994                                           528,550     2.50-9.50
  Exercised                                              (31,250)         2.50
                                                      -----------  -----------
March 31, 1995                                           497,300     2.50-9.50
  Granted                                                 20,000          4.25
  Exercised                                             (190,000)         2.50
                                                      -----------  -----------
March 31, 1996                                           327,300   $3.625-9.50
                                                      -----------  -----------
                                                      -----------  -----------

    There were no warrants granted or exercised during the three months ended June 30, 1996. Subsequent to June 30, 1996, the Company granted 10,000 warrants to an employee at the market price on the date of grant. The warrants expire in July 2001.

8. MAJOR CUSTOMERS

    During the three months ended June 30, 1996 and 1995 and the years ended March 31, 1996, 1995 and 1994, the Company made sales to unrelated entities which individually comprised greater than 10% of total oil and gas sales. The following is a table summarizing the percentage provided by each customer:

YEAR ENDED MARCH 31,                                      A           B           C           D           E
----------------------------------------------------     ---         ---         ---         ---         ---
  1996                                                       41%         11%         25%         --%         --%
  1995                                                       35          10          --          --          --
  1994                                                       18          14          --          16          --
Three months ended June 30,
  1996                                                       19          --          --          --          68
  1995                                                       47          14          12          --          --

9. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during the years ended March 31, 1996, 1995 and 1994, for interest was approximately $37,000, $22,000 and $4,000. Cash paid during the three months ended June 30, 1996 and 1995, for interest was approximately $9,000 and $9,000. During the year ended March 31, 1995, approximately $1,978,000 of common stock was issued for services and acquisition of well interests. Also in 1995, the Company assumed approximately $267,000 in liabilities for the acquisition of certain equipment. See Notes 6 and 10 for additional noncash transactions.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

10. COMMITMENTS

    The Company leases its primary office space for approximately $12,800 a month under a lease expiring in March 1998. The Company has the option to cancel the lease at anytime subsequent to March 31, 1996. Rental expense, net of sublease income, for all facilities was approximately $32,000, $37,000, $143,000, $177,000 and $178,000 for the three months ended June 30, 1996 and 1995 and the years ended March 31, 1996, 1995 and 1994.

    The Company had leased additional office space from an affiliated entity under a month-to-month operating lease which was cancelled during fiscal 1996. Rent expense was approximately $2,300 and $28,000 for this facility in 1996 and 1995.

    The Company has an Employee Stock Ownership Plan (ESOP), with contributions to the ESOP determined at the discretion of the Company. For the years ended March 31, 1996, 1995 and 1994, the Company contributed $20,000, $0 and $125,625 to the plan. No contributions were made during the periods ended June 30, 1996 and 1995.

    Under the terms of certain gas gathering and tie-in agreements, EOC is committed to meeting certain minimum volume levels during the term of the agreement. Through June 30, 1996 and March 31, 1996, volume levels have been below the required minimums and EOC has accrued approximately $1,831,000 and $1,631,000 for this shortfall, which is included with long-term liabilities. Such amount is refundable if future volumes exceed the minimums and EOC is currently having discussions with the owner of the system concerning obtaining additional volumes or other possible alternatives which includes the purchase of a portion of the system.

11. OTHER INCOME

    Other income consisted of the following:

                                            THREE MONTHS ENDED
                                                 JUNE 30,             YEAR ENDED MARCH 31,
                                           --------------------  -------------------------------
                                             1996       1995       1996       1995       1994
                                           ---------  ---------  ---------  ---------  ---------
Gain on sales of subsidiaries/assets       $      --  $      --  $ 525,287  $ 330,856  $      --
Lawsuit settlement                                --         --         --         --    561,050
Other                                         10,028     15,210     30,934    129,092    233,328
                                           ---------  ---------  ---------  ---------  ---------
                                           $  10,028  $  15,210  $ 556,221  $ 459,948  $ 794,378
                                           ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------

    In September 1995, the Company sold its interest in ANGI Limited for $580,000 which resulted in a gain of approximately $525,000.

    The income related to a lawsuit settlement for the year ended March 31, 1994, resulted from the allocated settlement of a dispute regarding previous gathering fees.

    In December 1994, the Company sold certain assets and its 100% interest in a former subsidiary which had been acquired in March 1993. Prior to the consummation of the sale, oil and gas properties with a cost of approximately $300,000 were transferred by the Company into the subsidiary. The sales price was $1,000,000 cash and a gain of approximately $331,000 was recognized from the transaction. Included in the group acquiring these properties and JCI, was an affiliate of the Company, which represented approximately 39% of the group.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

12. RELATED PARTIES

    EOC provides well services to an affiliated entity for which it receives fees pursuant to written operating agreements. For the three months ended June 30, 1996 and 1995 and the year ended March 31, 1996 and 1995, such fees totalled approximately $126,000, $96,000, $450,000 and $316,000. Additionally, EOC
provides non-operating services to affiliates, as requested by them for engineering, evaluation, acquisition and similar services for which EOC was compensated approximately $0, $19,000, $24,000 and $229,000 during the three months ended June 30, 1996 and 1995 and the years ended March 31, 1996 and 1995. As of June 30, 1996 and March 31, 1996 and 1995, approximately $41,000, $40,000 and $103,000 was payable to EOC from the affiliates for fees and other services.

13. SECTION 29 TAX CREDITS

    Effective June 1, 1996, the Company sold its working interests in six producing wells in the San Juan Basin. The wells qualify for the Section 29 tax credit.

    The Company will receive $53,000 cash and a volumetric production payment under which the Company will receive 99% of the cash flow from the wells until approximately 1.1 billion cubic feet of gas have been produced and sold net to the well interests.

    In addition to the production payment, Evergreen will receive monthly payments based on production from the wells through 2002.

14. PUBLIC OFFERING

    The Company has entered into a letter of intent with an underwriter for a proposed public offering of 2,000,000 shares of common stock.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

15. SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES

    The Company's oil and gas activities are conducted in the United States and the United Kingdom. The following costs were incurred in oil and gas acquisition, exploration, development and producing activities at March 31:

                                           UNITED      UNITED
                                           STATES     KINGDOM      TOTAL
                                         ----------  ----------  ----------
1996
Acquisition costs:
  Proved                                 $       --  $       --  $       --
  Unproved                                       --          --          --
Exploration                                 155,000          --     155,000
Development                               3,476,707     516,659   3,993,366

1995
Acquisition costs:
  Proved                                 $1,753,640  $       --  $1,753,640
  Unproved                                       --          --          --
Exploration                                 317,890          --     317,890
Development                               1,565,690   1,841,964   3,407,654

1994
Acquisition costs:
  Proved                                 $       --  $       --  $       --
  Unproved                                       --          --          --
Exploration                               4,176,809          --   4,176,809
Development                                 233,145   1,770,908   2,004,053

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

15. SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (CONTINUED) Aggregate capitalized costs and related accumulated depreciation, depletion and amortization relating to oil and gas producing activities at March 31 are as follows:

                                       UNITED        UNITED
                                       STATES       KINGDOM        TOTAL
                                    -------------  ----------  -------------
1996
Proved properties                   $  36,378,828  $       --  $  36,378,828
Unproved properties                       896,301   6,896,438      7,792,739
                                    -------------  ----------  -------------
                                       37,275,129   6,896,438     44,171,567
Accumulated depletion,
  depreciation and amortization       (11,169,882)         --    (11,169,882)
                                    -------------  ----------  -------------
Net capitalized costs               $  26,105,247  $6,896,438  $  33,001,685
                                    -------------  ----------  -------------
                                    -------------  ----------  -------------
1995
Proved properties                   $  33,442,534  $       --  $  33,442,534
Unproved properties                     1,127,475   7,009,044      8,136,519
                                    -------------  ----------  -------------
                                       34,570,009   7,009,044     41,579,053
Accumulated depletion,
  depreciation and amortization       (10,776,960)         --    (10,776,960)
                                    -------------  ----------  -------------
Net capitalized costs               $  23,793,049  $7,009,044  $  30,802,093
                                    -------------  ----------  -------------
                                    -------------  ----------  -------------

    Costs of oil and gas properties excluded from the amortization base, at March 31, are as follows:

                                           UNITED      UNITED
                                           STATES     KINGDOM      TOTAL
                                         ----------  ----------  ----------
1996
Leasehold costs                          $  896,301  $2,232,588  $3,128,889
Development costs                                --   4,663,850   4,663,850
                                         ----------  ----------  ----------
                                         $  896,301  $6,896,438  $7,792,739
                                         ----------  ----------  ----------
                                         ----------  ----------  ----------

1995
Leasehold costs                          $1,127,475  $2,225,064  $3,352,539
Development costs                                --   4,783,980   4,783,980
                                         ----------  ----------  ----------
                                         $1,127,475  $7,009,044  $8,136,519
                                         ----------  ----------  ----------
                                         ----------  ----------  ----------

    Depreciation and depletion per equivalent MCF was $.39, $.51 and $.51 for the years ended March 31, 1996, 1995 and 1994.

    Results of operations from United States production activities for 1996, 1995 and 1994 are presented below in accordance with Financial Accounting Standards No. 69, "Disclosures About Oil and

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

15. SUPPLEMENTAL INFORMATION OF OIL AND GAS PRODUCING ACTIVITIES (CONTINUED)
Gas Activities," which excludes consideration of general and administrative, and interest expense. There was no production activity in the United Kingdom.

YEAR ENDED MARCH 31,                        1996        1995        1994
---------------------------------------  ----------  ----------  ----------
Oil and gas sales                        $1,392,695  $1,916,262  $2,207,102
                                         ----------  ----------  ----------
Cost of production and operations           875,543   1,231,669   1,259,478
Depreciation and depletion                  393,581     510,538     503,222
                                         ----------  ----------  ----------
                                          1,269,124   1,742,207   1,762,700
                                         ----------  ----------  ----------
Results of operations from producing
  activities (excluding corporate
  overhead and interest costs)           $  123,571  $  174,055  $  444,402
                                         ----------  ----------  ----------
                                         ----------  ----------  ----------

OIL AND GAS RESERVE INFORMATION (UNAUDITED)

    The estimates of the Company's proved reserves and related future net cash flows that are presented in the following tables are based upon estimates made by independent petroleum engineering consultants for the United States only. The Company is in the process of developing properties in the United Kingdom and is unable to prepare reserve information in this area. The Company's reserve information was prepared as of March 31, 1996, 1995 and 1994. The Company cautions that there are many inherent uncertainties in estimating proved reserve quantities, projecting future production rates, and timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available.

    Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    Proved developed reserves are those reserves expected to be recovered through existing wells, with existing equipment and operating methods.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)
    Estimated quantities of proved reserves and proved developed reserves of crude oil and natural gas (all of which are located within the United States), as well as the changes in proved reserves, are as follows:

                                                    OIL AND
                                                  NATURAL GAS
                                                    LIQUIDS     NATURAL GAS
PROVED RESERVES                                      (BBLS)        (MCF)
------------------------------------------------  ------------  ------------
At April 1, 1993                                    2,457,900    36,663,100
  Revisions of previous estimates                    (746,300)   (9,275,000)
  Extensions and discoveries                               --    24,903,900
  Sales of reserves                                   (11,000)      (66,000)
  Production                                          (57,500)     (637,900)
                                                  ------------  ------------
At March 31, 1994                                   1,643,100    51,588,100
  Revisions of previous estimates                    (609,300)  (12,474,600)
  Extensions and discoveries                               --    18,441,300
  Sales of reserves                                  (154,300)   (3,891,100)
  Purchases of reserves                                    --     5,000,000
  Production                                          (36,600)     (781,700)
                                                  ------------  ------------
At March 31, 1995                                     842,900    57,882,000
  Revisions of previous estimates                          --    (3,482,000)
  Extensions and discoveries                               --    31,163,500
  Sales of reserves                                  (828,400)   (3,696,300)
  Production                                           (9,700)     (941,200)
                                                  ------------  ------------
At March 31, 1996                                       4,800    80,926,000
                                                  ------------  ------------
                                                  ------------  ------------

                                                     OIL AND
                                                   NATURAL GAS
                                                     LIQUIDS     NATURAL GAS
PROVED DEVELOPED RESERVES                            (BBLS)         (MCF)
------------------------------------------------  -------------  ------------
March 31, 1994                                        349,600     23,721,000
March 31, 1995                                        289,800     18,007,300
March 31, 1996                                          4,800     41,359,700

    The following table sets forth a standardized measure of the estimated discounted future net cash flows attributable to the Company's proved oil and gas reserves. Estimated future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves at March 31, 1996, 1995 and 1994. The future production and development costs represent the estimated future expenditures to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expense was computed by applying statutory income tax rates to the difference between pretax net cash flows relating to the Company's proved oil and gas reserves and the tax basis of proved oil and gas properties and available operating loss and excess statutory depletion carryovers, reduced by investment tax and Section 29 credits.

                           EVERGREEN RESOURCES, INC.

        (UNAUDITED AS TO THE THREE MONTHS ENDED JUNE 30, 1996 AND 1995)

OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)
    In 1995, the Company determined that the likelihood of paying income tax in the future was minimal due to net operating losses and future drilling plans. As such, the effects of income taxes were excluded from this calculation.

    In 1996, future income taxes were included in the standardized measure of the future net cash flows due to the monetization of the Section 29 tax credits and the increase in future cash inflows which are the result of additional reserves.

YEAR ENDED MARCH 31,                                   1996           1995          1994
-------------------------------------------------  -------------  ------------  -------------
  Future cash inflows                              $ 121,049,400  $ 86,666,340  $ 113,077,100
  Future cash outflows:
    Production costs                                 (30,640,700)  (20,671,010)   (23,959,500)
    Development costs                                 (7,389,400)   (9,460,563)   (11,479,300)
                                                   -------------  ------------  -------------
  Future net cash flows before future income
    taxes                                             83,019,300    56,534,767     77,638,300
  Future income taxes                                (13,789,400)           --    (16,117,900)
                                                   -------------  ------------  -------------
  Future net cash flows                               69,229,900    56,534,767     61,520,400
  Effect of discounting future annual net cash
    flows at 10%                                     (44,076,600)  (33,222,437)   (35,811,500)
                                                   -------------  ------------  -------------
  Standardized measure of discounted future net
    cash flows                                     $  25,153,300  $ 23,312,330  $  25,708,900
                                                   -------------  ------------  -------------
                                                   -------------  ------------  -------------

    The following summarizes the principal factors comprising the changes in the standardized measure of discounted future net cash flows for the years ended March 31, 1996, 1995 and 1994:

YEAR ENDED MARCH 31,                                    1996         1995          1994
---------------------------------------------------  -----------  -----------  ------------
Standardized measure, beginning of period            $23,312,300  $25,708,900  $ 29,403,300
Sales of oil and gas, net of production costs           (517,100)    (684,600)     (947,600)
Extensions and discoveries                            10,500,400    6,110,500    11,419,300
Net change in sales prices, net of production costs    2,866,900   (9,124,600)   (2,921,300)
Purchase of reserves                                          --    2,073,700            --
Sale of reserves                                      (5,542,300)  (2,901,100)      (75,900)
Revisions of quantity estimates                       (1,567,000)  (9,536,000)  (12,854,000)
Accretion of discount                                  1,664,300    3,244,400     3,510,300
Net change in income taxes                            (5,010,100)   6,735,500    (1,034,800)
Changes in future development costs                    2,293,900    3,628,100            --
Changes in rates of production and other              (2,848,000)  (1,942,500)     (790,400)
                                                     -----------  -----------  ------------
Standardized measure, end of period                  $25,153,300  $23,312,300  $ 25,708,900
                                                     -----------  -----------  ------------
                                                     -----------  -----------  ------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALES PERSON REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

TABLE OF CONTENTS                     PAGE
-----------------------------------------------------
Prospectus Summary........................          3
Risk Factors..............................          8
Capitalization............................         13
Dilution..................................         14
Use Of Proceeds...........................         15
Price Range Of Common Stock...............         16
Dividend Policy...........................         16
Selected Consolidated Financial Data......         17
Management's Discussion and Analysis of
  Financial Condition And Results Of
  Operations..............................         18
Business And Properties...................         24
Management................................         35
Compensation Of Executive Officers And
  Directors...............................         37
Certain Transactions......................         38
Beneficial Owners Of Securities...........         39
Description Of Capital Stock..............         41
Underwriting..............................         43
Certain Definitions.......................         44
Legal Matters.............................         45
Experts...................................         45
Available Information.....................         45
Incorporation Of Certain Documents By
  Reference...............................         46
Index to Financial Statements.............        F-1

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS
                            ------------------------

                        Paulson Investment Company, Inc.

                         Capital West Securities, Inc.

                                OCTOBER 22, 1996

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